Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS THIRD QUARTER 2023 RESULTS – SOLID QUARTERLY GOLD PRODUCTION AND COST PERFORMANCE; WELL POSITIONED TO ACHIEVE ANNUAL COST GUIDANCE AND GOLD PRODUCTION ABOVE THE MID-POINT OF ANNUAL GUIDANCE

Toronto (October 25, 2023) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") today reported financial and operating results for the third quarter of 2023.

"Agnico Eagle had another solid quarter with production and costs coming in as expected. The Canadian Malartic and Meadowbank complexes delivered strong results in the quarter, offsetting unscheduled mill downtime at Detour Lake and highlighting the benefit of our diverse portfolio of mines," said Ammar Al-Joundi, Agnico Eagle's President and Chief Executive Officer. "We are expecting a strong finish to the year and based on our year-to-date performance, we are well positioned to achieve our cost guidance and expect gold production to come in above the mid-point of our annual production guidance," added Mr. Al-Joundi.

Third quarter 2023 highlights

•	Quarterly gold production and cost performance remain solid – Payable gold production[1] in the third quarter of 2023 was 850,429 ounces at production costs per ounce of $893, total cash costs per ounce[2] of $898 and all-in sustaining costs ("AISC") per ounce[3] of $1,210

•	Strong quarterly financial results – The Company reported quarterly net income of $0.36 per share in the third quarter of 2023 and adjusted net income[4] of $0.44 per share. Cash provided by operating activities was $1.01 per share ($1.35 per share before working capital adjustments5)

1 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

2 Total cash costs per ounce is a non-GAAP ratio that is not a standardized financial measure under IFRS and, unless otherwise specified, is reported on a by-product basis in this news release. For a description of the composition and usefulness of this non-GAAP measure, as well as a reconciliation of total cash costs to production costs on both a by-product and a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" and "Note Regarding Certain Measures of Performance" below.

3 AISC per ounce is a non-GAAP ratio that is not a standardized financial measure under the IFRS and, unless otherwise specified, is reported on a by-product basis in this news release. For a description of the composition and usefulness of this non-GAAP measure, as well as a reconciliation to production costs and for all-in sustaining costs on both a by-product and co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" below and "Note Regarding Certain Measures of Performance" below.

4 Adjusted net income and adjusted net income per share are non-GAAP measures that are not standardized financial measures under IFRS. For a description of the composition and usefulness of this non-GAAP measure, as well as a reconciliation to net income and net income per share see "Reconciliation of Non-GAAP Financial Performance Measures"and "Note Regarding Certain Measures of Performance" below.

5 Cash provided by operating activities before working capital adjustments is a non-GAAP measure that is not standardized financial measures under IFRS. For a description of the composition and usefulness of this non-GAAP measure, as well as a reconciliation to net income and net income per share see "Reconciliation of Non-GAAP Financial Performance Measures"and "Note Regarding Certain Measures of Performance" below.

•	Canadian Malartic and Meadowbank drive solid production – Gold production in the third quarter of 2023 was led by strong production at the Canadian Malartic and Meadowbank complexes as well as the Kittila mine, offsetting lower production at Detour Lake and Fosterville. The strong performance at Canadian Malartic was driven by positive grade reconciliation at the Barnat pit and higher throughput from softer rock conditions

•	Temporary transformer issue at Detour Lake resulted in unscheduled mill downtime – The transformer powering the semi-autogenous grinding ("SAG") mill on one of the two grinding circuits at the Detour Lake mill ("Line 1") failed unexpectedly in August 2023. Leveraging the procurement network in the Abitibi region, the Company was able to refurbish the failed transformer within 25 days. During the SAG unit downtime on Line 1, the Company operated the Detour Lake mill at approximately 70% of normal operating rates, resulting in lower production in the third quarter of 2023. The mill returned to normal operating levels in the second half of September 2023. The Company believes Detour Lake is well positioned to achieve the low end of its annual production guidance

•	Supreme Administrative Court of Finland ("SAC") decision on the Kittila operating permit remains pending – The SAC has informed the Company that it will issue its decision on Kittila's operating permit in October 2023. If the SAC reverses the lower court ruling and reinstates the operating permit at 2.0 million tonnes per annum ("mtpa") by the end of October 2023, the Company expects Kittila to produce up to an additional 30,000 ounces of gold in the fourth quarter of 2023 as compared to current production guidance. If the SAC does not release its decision by the end of October or upholds the lower court decision and maintains the current operating permit at 1.6 mtpa, the Company will be required to partially suspend its activities in the fourth quarter of 2023 to remain within the permitted rate. Under this scenario, Kittila's annual production is still expected to be within the annual guidance range of between 190,000 and 210,000 ounces of gold, which was based on a rate of 1.6 mtpa

•	Gold production, cost and capital expenditure guidance reiterated for 2023 – Based on operating performance in the first nine months of 2023, the Company is on-track to be above the mid-point of its production guidance for 2023. Expected payable gold production in 2023 remains unchanged at approximately 3.24 to 3.44 million ounces with total cash costs per ounce expected to be between $840 and $890 and AISC per ounce expected to be between $1,140 and $1,190. Estimated total capital expenditures (excluding capitalized exploration) for 2023 remain at approximately $1.42 billion

•	Update on key value drivers and pipeline projects

•	Odyssey project at the Canadian Malartic complex – Production via the ramp at the Odyssey South deposit increased through the quarter reaching 3,300 tonnes per day ("tpd") in September, approaching the planned mining rate of 3,500 tpd for 2024. With a positive reconciliation of 18% in gold ounces for the first four stopes mined compared to plan, the internal zones continue to provide upside in tonnage and grade at Odyssey South. Shaft sinking activities continued in the third quarter of 2023, reaching a depth of 130 metres at the end of the quarter. Ramp development continued to exceed targets, reaching a depth of 649 metres at the end of the third quarter of 2023. With this strong development performance, the Company is advancing shaft pre-sinking activities. Exploration drilling in the quarter focused on infilling the internal zones at the Odyssey South deposit and mineral resource expansion of the East Gouldie deposit to the east and west

•	Detour Lake – Prior to the transformer failure, the mill availability was at 92%, which was the targeted rate for 2023 and reflected sustained improvements to the maintenance strategy. At the time, throughput was also on track to achieve the expected level of 27.2 mtpa for 2023 and it is now expected to be approximately 25.9 mtpa for 2023. Mill optimization initiatives continued through the quarter with the objective of continuing to increase throughput to 28.0 mtpa by 2025. Drilling continues to investigate the West Pit extension of the deposit, while tighter infill drilling in two test areas confirming continuity of higher grade zones which supports a potential underground mining scenario

•	Hope Bay – At Madrid, six exploration drills continued to advance step-out drilling on a two-kilometre long, previously untested gap between the Suluk and Patch 7 zones. Initial results show the potential to define a new high grade zone, with intercepts up to 15.9 g/t gold over 4.6 metres at 609 metres depth

•	Executive Chair Transition – The Company installed the Executive Chair board structure at the time of the Merger with Kirkland Lake Gold to assist in managing the integration of the businesses, with the intention to transition to a traditional Chair structure in time. With the integration of Agnico Eagle and Kirkland Lake Gold successfully completed, the Company now announces that Mr. Boyd will transition from Executive Chair to Chair of the board of directors of Agnico Eagle with an effective date of December 31, 2023. In this new role, the Company will continue to benefit from Mr. Boyd's leadership, decades of experience and strategic vision. Mr. Sokalsky will remain Lead Director and Mr. Parr will remain Vice-Chair

•	A quarterly dividend of $0.40 per share has been declared

Third Quarter 2023 Results Conference Call and Webcast Tomorrow

Agnico Eagle's senior management will host a conference call on Thursday, October 26, 2023 at 11:00 AM (E.D.T.) to discuss the Company's third quarter 2023 financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company's website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-416-764-8659 or toll-free 1-888-664-6392. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Via URL Entry:

To join the conference call without operator assistance, you may register and enter your phone number at https://bit.ly/3CqkUBg to receive an instant automated call back.

Replay Archive:

Please dial 1-416-764-8677 or toll-free 1-888-390-0541, access code 587191#. The conference call replay will expire on November 26, 2023.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

Third Quarter 2023 Production and Cost Results

Production and Cost Results Summary*

	Three Months Ended		Nine Months Ended
	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Gold production (ounces)	850,429	816,795	2,536,446	2,335,569
Gold sales (ounces)	843,097	830,246	2,489,503	2,359,691
Production costs per ounce	$893	$804	$850	$846
Total cash costs per ounce	$898	$779	$857	$769
AISC per ounce	$1,210	$1,106	$1,162	$1,067

* Production results summary reflects i) Agnico Eagle's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% thereafter and ii) Agnico Eagle's acquisition of the Detour Lake, Macassa and Fosterville mines on February 8, 2022.

Gold Production

•	Third Quarter of 2023 – Gold production increased when compared to the prior-year period due to additional production from the acquisition of the remaining 50% of the Canadian Malartic complex following the closing of the transaction with Yamana Gold Inc. (the "Yamana Transaction"), partially offset by lower production at the Detour Lake and Fosterville mines and the LaRonde complex

•	First Nine Months of 2023 – Gold production increased when compared to the prior-year period as a result of a full nine months contribution in 2023 from the Detour Lake, Macassa and Fosterville mines as opposed to 234 days in the first nine months of 2022 following the closing of the merger (the "Merger") with Kirkland Lake Gold Ltd. on February 8, 2022 and the additional production from the acquisition of the remaining 50% of the Canadian Malartic complex, partially offset by lower production at the LaRonde and Fosterville mines

Production Costs per Ounce

•	Third Quarter of 2023 – Production costs per ounce increased when compared to the prior-year period primarily due to higher minesite costs per tonne resulting from inflation. A detailed description of the minesite costs per tonne at each mine is set out below

•	First Nine Months of 2023 – Production costs per ounce increased when compared to the prior-year period for the same reason as set out above in respect of the third quarter of 2023

Total Cash Costs per Ounce

•	Third Quarter of 2023 – Total costs per ounce increased when compared to the prior-year period primarily due to higher minesite costs per tonne resulting from inflation and higher royalties resulting from the acquisition of the remaining 50% of the Canadian Malartic complex in the third quarter of 2023. A detailed description of the minesite costs per tonne at each mine is set out below

•	First Nine Months of 2023 – Total cash costs per ounce increased when compared to the prior-year period for the same reasons as set out above in respect of the third quarter of 2023

AISC per Ounce

•	Third Quarter of 2023 – AISC per ounce increased when compared to the prior-year period due to the same reasons that caused higher total cash costs per ounce during the period

•	First Nine Months of 2023 – AISC per ounce increased when compared to the prior-year period due to the same reasons that caused higher total cash costs per ounce during the period

Third Quarter 2023 Financial Results

Financial Results Summary

	Three Months Ended		Nine Months Ended
	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Realized gold price ($/ounce)	$1,928	$1,726	$1,933	$1,821
Net income ($ millions)	$178.6	$66.7	$2,322.3	$476.1
Adjusted net income ($ millions)	$219.9	$222.5	$813.6	$829.1
EBITDA[6] ($ millions)	$722.0	$518.8	$3,878.4	$1,724.4
Adjusted EBITDA[6] ($ millions)	$763.3	$674.5	$2,369.7	$2,076.5
Cash provided by operating activities ($ millions)	$502.1	$575.4	$1,873.7	$1,716.1
Cash provided by operating activities before working capital adjustments ($ millions)	$668.7	$558.4	$1,970.5	$1,630.3
Capital expenditures*	$406.4	$428.1	$1,164.2	$1,079.7
Free cash flow[7] ($ millions)	$82.3	$139.8	$645.3	$578.7
Free cash flow before changes in non-cash components of working capital[7] ($ millions)	$248.8	$122.7	$742.1	$492.9

Net income per share (basic)	$0.36	$0.15	$4.78	$1.10
Adjusted net income per share (basic)	$0.44	$0.49	$1.67	$1.92
Cash provided by operating activities before working capital adjustments (basic)	$1.35	$1.23	$4.05	$3.78
Cash provided by operating activities (basic)	$1.01	$1.26	$3.85	$3.98

*Includes capitalized exploration

Net Income

•	Third Quarter of 2023

◦	Net income was $178.6 million ($0.36 per share). This result includes the following items (net of tax): derivative losses on financial instruments of $23.6 million ($0.04 per share), foreign currency translation loss on deferred tax liabilities of $10.4 million ($0.02 per share), non-cash foreign currency translation gain of $6.5 million ($0.01 per share), transaction costs related primarily to the San Nicolas development project joint venture of $4.6 million ($0.01 per share) and various other adjustment losses of $9.2 million ($0.02 per share).

◦	Excluding the above items results in adjusted net income of $219.9 million or $0.44 per share for the third quarter of 2023.

◦	Included in the third quarter of 2023 net income, and not adjusted above, is a non-cash stock option expense of $2.5 million ($0.01 per share).

◦	Net income increased in the third quarter of 2023 compared to the prior-year period primarily due to higher mine operating margins[8] from higher realized gold prices, higher sales volumes resulting from the acquisition of the remaining 50% of Canadian Malartic, a smaller loss on derivative financial instruments and lower income and mining tax expenses, partially offset by higher amortization.

6 "EBITDA" means earnings before interest, taxes, depreciation, and amortization. EBITDA and adjusted EBITDA are non-GAAP measures or ratios that are not standardized financial measures under IFRS. For a description of the composition and usefulness of this non-GAAP measure, as well as a reconciliation to net income see "Reconciliation of Non-GAAP Financial Performance Measures" and "Note Regarding Certain Measures of Performance" below.

7 Free cash flow and free cash flow before changes in non-cash components of working capital are non-GAAP measures or ratios that are not standardized financial measures under IFRS. For a description of the composition and usefulness of this non-GAAP measure, as well as a reconciliation to Cash provided by operating activities see "Reconciliation of Non-GAAP Financial Performance Measures"and "Note Regarding Certain Measures of Performance" below.

8 Operating margin is a non-GAAP measure that is not a standardized measure under IFRS. For a reconciliation to net income see "Summary of Operations Key Performance Indicators" below. See also "Note Regarding Certain Measures of Performance".

•	First Nine Months of 2023 – Net income increased in the first nine months of 2023 compared to the prior-year period primarily due to a remeasurement gain at the Canadian Malartic complex resulting from the application of purchase accounting relating to a business combination attained in stages, which requires the remeasurement of the Company's previously held 50% interest in the Canadian Malartic complex to fair value, higher realized gold prices and higher sales volumes. The fair value of the Company's previously held 50% interest and the resulting gain on remeasurement, along with the fair values allocated to assets acquired and liabilities assumed are preliminary, and are subject to adjustment based on further analysis and evaluation over the course of the measurement period which may not exceed 12 months from the acquisition date.

Adjusted EBITDA

•	Third Quarter of 2023 – Adjusted EBITDA increased when compared to the prior-year period primarily due to higher mine operating margins from higher sales volumes resulting from the acquisition of the remaining 50% of Canadian Malartic and a smaller loss on derivative financial instruments

•	First Nine Months of 2023 – Adjusted EBITDA increased when compared to the prior-year period primarily due to the reasons set out above

Cash Provided by Operating Activities

•	Third Quarter of 2023 – Cash provided by operating activities decreased when compared to the prior-year period primarily due to increased working capital requirements from the seasonality of the Nunavut sealift. Cash provided by operating activities before working capital adjustments increased when compared to the prior-year period primarily due to higher revenues from higher sales volumes from the acquisition of the remaining 50% of the Canadian Malartic complex and higher realized gold prices, partially offset by higher production costs

•	First Nine Months of 2023 – Cash provided by operating activities and cash provided by operating activities before working capital adjustments increased when compared to the prior-year period primarily due to higher sales volumes from a full nine months contribution in 2023 from the Detour Lake, Macassa and Fosterville mines as opposed to 234 days in the first nine months of 2022 following the closing of the Merger and higher sales volumes from the acquisition of the remaining 50% of the Canadian Malartic complex

Capital Expenditures

•	For a discussion of capital expenditures, please see below

Free Cash Flow Before Changes in Non-Cash Components of Working Capital

•	Third Quarter of 2023 – Free cash flow before changes in non-cash components of working capital increased when compared to the prior-year period due to the reasons described above relating to cash provided by operating activities and lower additions to property, plant and mine development

•	First Nine Months of 2023 – Free cash flow before changes in non-cash components of working capital increased when compared to the prior-year period due to the reasons described above relating to cash provided by operating activities, partially offset by lower additions to property, plant and mine development

Investment Grade Balance Sheet Remains Strong

Net Debt9

Net Debt Summary

	As at	As at
	Sep 30, 2023	Jun 30, 2023
Cash and cash equivalents ($ millions)	$355.5	$432.5
Current portion of long-term debt ($ million)	$100.0	$—
Long-term debt ($ millions)	$1,842.6	$1,942.0
Net debt ($ millions)	$1,587.1	$1,509.5

Cash and cash equivalents decreased when compared to the prior quarter primarily due to lower cash provided by operating activities arising from increased working capital requirements from the seasonality of the Nunavut sealift. At September 30, 2023, the Company's debt (current and long-term) was $1,942.6 million and, despite the Nunavut sealift, net debt only increased slightly to $1,587.1 million from the June 30, 2023 balance of $1,509.5 million.

As of September 30, 2023, the outstanding balance on the Company's unsecured revolving bank credit facility remained at $100 million, and available liquidity under this facility was approximately $1.1 billion, not including the uncommitted $600 million accordion feature.

Hedges

The Company continues to benefit from a stronger US dollar against the currencies in the jurisdictions in which it operates; the Canadian dollar, Euro, Australian dollar and Mexican peso. These currency tailwinds have provided some relief against inflationary pressures. Approximately 64% of the Company's estimated Canadian dollar exposure for the remainder of the year is hedged at an average floor price above 1.32 C$/US$. Approximately 29% of the Company's estimated Euro exposure for the remainder of the year is hedged at an average floor price of approximately 1.03 US$/EUR. Approximately 58% of the Company's estimated Australian dollar exposure for the remainder of the year is hedged at an average floor price above 1.46 A$/US$. Approximately 33% of the Company's estimated Mexican peso exposure for the remainder of the year is hedged at an average floor price above 20.70 MXP/US$. The Company's full year 2023 cost guidance is based on assumed exchange rates of 1.32 C$/US$, 1.10 US$/EUR, 1.40 A$/US$ and 20.00 MXP/US$.

With the 2023 sealift purchase of diesel for the Company's Nunavut operations completed, approximately 72% of the Company's diesel exposure for the remainder of the year is hedged at an average price of $0.70 per litre, compared to the 2023 cost guidance assumption of $0.93 per litre. The sea-lift purchase, along with financial hedges, will continue to help mitigate operating cost risks and are expected to provide protection against diesel price inflation for the remainder of the year.

The Company will continue to monitor market conditions and anticipates continuing to opportunistically add to its operating currency and diesel hedges to strategically support its key input costs. Current hedging positions are not factored into 2023 and future guidance.

9 Net debt is a non-GAAP measure that is not a standardized financial measure under IFRS. For a description of the composition and usefulness of this non-GAAP measure, as well as a reconciliation to long-term debt, see "Reconciliation of non-GAAP Financial Performance Measures" and "Note Regarding Certain Measures of Performance" below.

Capital Expenditures

The following table sets out capital expenditures (including sustaining capital expenditures10 and development capital expenditures10) and capitalized exploration in the third quarter of 2023. Total expected capital expenditures (including capitalized exploration) remain in line with guidance for the full year 2023.

Capital Expenditures

(In thousands of U.S. dollars)

	Capital Expenditures*		Capitalized Exploration
	Three Months Ended	Nine Months Ended	Three Months Ended	Nine Months Ended
	Sep 30, 2023	Sep 30, 2023	Sep 30, 2023	Sep 30, 2023
Sustaining Capital Expenditures
LaRonde complex	20,686	56,213	713	1,609
Canadian Malartic complex**	21,549	72,219	—	—
Goldex mine	6,212	14,378	264	558
Detour Lake mine	68,680	182,642	—	—
Macassa mine	12,963	27,999	634	1,142
Meliadine mine	21,997	48,913	1,244	5,118
Meadowbank complex	29,101	100,356	—	—
Hope Bay project	—	147	—	—
Fosterville mine	9,852	24,773	205	551
Kittila mine	10,347	31,567	386	1,459
Pinos Altos mine	5,777	21,836	665	1,263
La India mine	23	94	—	6
Total Sustaining Capital	$207,187	$581,137	$4,111	$11,706

Development Capital Expenditures
LaRonde complex	18,186	51,293	—	—
Canadian Malartic complex**	36,169	112,535	2,972	6,545
Goldex mine	3,149	19,224	365	2,417
Akasaba West project	7,990	27,065	—	—
Detour Lake mine	33,906	81,289	7,662	24,944
Macassa mine	16,644	53,802	6,392	21,307
Meliadine mine	34,687	84,382	3,049	8,508
Amaruq underground project	47	357	—	—
Hope Bay project	1,099	4,298	—	—
Fosterville mine	9,988	21,702	3,810	14,500
Kittila mine	4,336	23,385	709	2,902
Pinos Altos mine	(244)	3,131	838	1,949
Other	3,374	5,829	—	—
Total Development Capital	$169,331	$488,292	$25,797	$83,072
Total Capital Expenditures	$376,518	$1,069,429	$29,908	$94,778

* Excludes capitalized exploration

**The information set out in this table reflects the Company's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

10 Sustaining capital expenditures and development capital expenditures are non-GAAP measures that are not standardized financial measures under IFRS. For a discussion of the composition and usefulness of this non-GAAP measure as well as a reconciliation to additions to property, plant and mine development per the condensed interim consolidated statements of cash flows, see "Reconciliation of Non-GAAP Financial Performance Measures"and "Note Regarding Certain Measures of Performance" below.

2023 Guidance

The Company believes it is on track to be above the mid-point of its 2023 gold production guidance of between 3.24 and 3.44 million ounces, which is based on the assumption that the Kittila mill operates at an annual rate of 1.6 mtpa. Through the first nine months of 2023, Kittila has maintained operational flexibility to process 2.0 mtpa in 2023. The SAC has informed the Company that it will issue its decision on Kittila's operating permit in October 2023. If the SAC reverses the lower court ruling and reinstates the operating permit at 2.0 mtpa by the end of October 2023, the Company expects Kittila to produce up to an additional 30,000 ounces of gold in the fourth quarter of 2023 as compared to current production guidance. If the SAC does not release its decision by the end of October or upholds the lower court decision and maintains the current operating permit at 1.6 mtpa, the Company will be required to partially suspend its activities in the fourth quarter of 2023 to remain within the permitted rate. Kittila's annual production is still expected to be within the annual guidance range of between 190,000 and 210,000 ounces of gold, which was based on a rate of 1.6 mtpa.

The Company also believes it is on track to meet its 2023 guidance for total cash costs per ounce and AISC per ounce of between $840 and $890 and between $1,140 and $1,190, respectively. Total expected capital expenditures (excluding capitalized exploration) for 2023 remain at approximately $1.42 billion.

The closing of the Yamana Transaction on March 31, 2023 resulted in a remeasurement of the Company's previously-held 50% ownership of Canadian Malartic. This remeasurement will continue to affect the Company's depreciation and amortization for the remainder of the year as 100% of the assets are re-measured to fair value. The 2023 depreciation and amortization expense guidance remains between $1.50 to $1.55 billion for the full year 2023.

Update on Key Value Drivers and Pipeline Projects

Highlights on the key value drivers (Odyssey project, Detour Lake mine and optimization of assets and infrastructure in the Abitibi region of Quebec), the Hope Bay project and the San Nicolás project are set out below. Details on certain mine expansion projects (Macassa new ventilation system, Kittila shaft, Meliadine Phase 2 expansion and Amaruq underground) are set out in the applicable operational sections of this news release.

Odyssey Project

Underground development and construction activities progressed well in the third quarter of 2023. The development rate has improved month over month, setting a monthly record of 1,030 equivalent metres achieved in September 2023. The Company is on track to reach the 1,200 metres per month rate target in 2024. The increased use of automated equipment continues to support the gain in development productivity, with scoops, jumbos and cable bolters remotely operated between shifts.

Advancing the main ramp remains the development priority for the project. In the first nine months of 2023, the Company achieved a lateral development rate of 166 metres per month, exceeding the target of 150 metres per month. As at September 30, 2023, the ramp was at a depth of 649 metres. At the current ramp development rate, the Company expects to reach the first level of the top of the East Gouldie deposit at a depth of 750 metres in the first half of 2024.

On Level 54, the position of the first shaft station, the development of the first underground maintenance shop is ongoing. The maintenance shop will include four maintenance bays, a fuel and lube bay, a warehouse and other service bays.

Shaft sinking activities continued to ramp-up through the third quarter of 2023, albeit at a slower rate than anticipated due to equipment reliability issues and water infiltration requiring grout injection. An action plan is in place to address equipment reliability and the Company anticipates the ramp up of sinking activities to achieve the target rate of 2.0 metres per day in the fourth quarter of 2023. With ramp development performance better-than-expected, the Company is advancing with the pre-sinking of two legs of the shaft from Levels 26 to 36 and Levels 54 to 64. The excavation of the leg between Levels 26 and 36 as well as the overcut on Level 54 are completed.

The paste backfill plant was commissioned in July 2023. The introduction of paste backfill facilitated an increase in production rates from 900 tpd in August 2023 to 3,300 tpd in September, approaching the planned mining rate of 3,500 tpd for 2024.

The integration of internal zones at Odyssey South demonstrated upside potential in tonnes and gold grade in the short term. The mining of the first four stopes resulted in a positive reconciliation of 18% in gold ounces compared to plan. The Company continues to advance the delineation drilling to help with the predictability and modeling of these zones.

Exploration drilling at the Odyssey project during the third quarter of 2023 continued to focus on three objectives: infill drilling the Odyssey South zone and adjacent internal zones; infill drilling the core portion of the East Gouldie zone; and investigating the lateral extensions along the favourable mineralized horizon to the east and the west. An addition of mineral reserves is expected at the Odyssey project at year-end 2023 with the conversion of indicated mineral resources at the East Gouldie deposit.

In regional exploration during the third quarter of 2023, the next phase of exploration drilling commenced at the adjacent Camflo property to the north and drilling targeted potential mineralization analogous to the Odyssey South and Odyssey North deposits on the Rand Malartic property to the east.

Detour Lake Mine

In the third quarter of 2023, the Detour Lake mine was affected by the failure of the transformer powering the SAG unit of one of the two grinding circuit lines. A detailed description of the incident and remediation actions taken by the Company is set out in the Detour Lake operational section of this news release.

Prior to the transformer failure, the mill availability was at 92%, reflecting sustained improvements to the maintenance strategy and a continued effort to optimize mill processes. At the time, throughput was also on track to achieve the expected level of 27.2 mtpa for 2023 and it is now expected to be approximately 25.9 mtpa for 2023.

In the third quarter of 2023, the Company continued to advance several projects to improve runtime of the mill and sustain throughput of 28.0 mtpa. Areas of focus include improvements to the secondary crusher re-feed system, the ball mill discharge Grizzly and the SAG discharge lip, as well as improvements to secondary crusher liner profiles to extend wear life and optimization of the secondary crusher.

The Company is also assessing several projects to potentially exceed mill throughput of 28.0 mtpa, including the implementation of advanced process control utilizing artificial intelligence (expert systems) and ore sorting. In the third quarter of 2023, the Company continued to operate an ore sorting pilot plant. The Company is targeting the pilot project to process approximately 1.5 million tonnes of low-grade material to establish the key design criteria of a full-size sorting plant and to help determine the economic viability of a full-size sorting operation at Detour Lake.

Exploration drilling during the third quarter of 2023 continued to investigate the deposit below the West Pit mineral reserve and the western plunge extension of the mineralization to confirm the mineralized zones potentially amenable to underground mining, with 53,283 metres of drilling completed during the third quarter or 181,822 metres completed during the first nine months of 2023.

Optimization of Assets and Infrastructure in the Abitibi Region

During the third quarter of 2023, the Company continued to advance the internal studies to assess potential production opportunities at the Macassa Near Surface ("NSUR") and Amalgamated Kirkland ("AK") deposits, and the Upper Beaver and Wasamac projects. Among the alternatives considered, the Company is evaluating the potential to transport ore via rail or truck to the LaRonde and Canadian Malartic processing facilities, which are expected to have excess mill capacity in the future. Leveraging existing regional infrastructure has the potential to support regional production growth at lower capital costs and with a reduced environmental footprint, which could also be beneficial to future permitting activities.

The NSUR and AK deposits are accessible from an existing surface ramp at Macassa (the "Portal"). Production from the NSUR deposit was processed at the Macassa mill in the third quarter of 2023, with gold production of 2,778 ounces. Production from the AK deposit is expected to begin in the second half of 2024. With the commissioning of the Shaft #4 and increased productivity from the Macassa deep mine, the Macassa mill is expected to reach its full capacity of 1,650 tpd by mid-2024. The LaRonde Zone 5 ("LZ5") processing facility at the LaRonde complex, which is approximately 130 kilometres away, was placed on care and maintenance in the third quarter of 2023. The facility could accommodate the processing of the NSUR and AK ores in 2024, thus avoiding capital costs associated with a mill expansion at Macassa. Average annual production from these two deposits could potentially be between 20,000 and 40,000 ounces of gold, commencing in 2024.

The Company is assessing the potential economic benefits of transporting and processing the ores from the Upper Beaver and Wasamac projects at either the LaRonde or Canadian Malartic processing facilities. Both mill complexes are close to existing road and rail infrastructure. A preliminary analysis of additional infrastructure that would be required to load, transport and unload ore for processing and the tailings required for paste backfill was completed in the third quarter of 2023. The Company initiated discussions with the rail operator to evaluate the operational feasibility and operating costs of this scenario. Both Upper Beaver and Wasamac have the potential to be low-cost mines with annual production of 150,000 to 200,000 ounces of gold with moderate capital outlays and initial production potentially commencing in approximately 2030 and 2029, respectively. The Company expects to consolidate the results of these various internal evaluations early in 2024 and report results through the first half of 2024.

Hope Bay – Step-Out Drilling Continues to Extend Madrid's High-Grade Patch 7 Zone at Depth and Laterally

At the Hope Bay project, exploration continued during the third quarter of 2023 with seven drill rigs in operation targeting the Doris and Madrid-area deposits and regionally for a total of 31,074 metres completed in 46 drill holes, and 119,771 metres completed in 194 holes during the first nine months of 2023.

Exploration at Madrid remained focused on drilling wide step-out holes spaced approximately 200 metres apart into the underexplored 2-kilometre strike extension gap between the Suluk and Patch 7 deposits at depths between 400 and 700 metres, with a new highlight intercept in hole HBM23-109 of 15.9 g/t gold over 4.6 metres at 609 metres depth, or approximately 300 metres beneath the Patch 7 mineral resource. The recent results and several occurrences of visual gold (assays pending) have extended this promising area of mineralization in the gap by an additional 300 metres to the south and up to 500 metres to the north, and indicate that gold mineralization may also extend south of Patch 7.

The exploration drilling programs at Doris and Madrid recently ramped down for the seasonal transition and are expected to resume at full capacity when the snow- and ice-based drilling will be suitable in January, with a continued focus on the wide step-out strategy at Madrid to assess the mineral resource potential of the gap between Suluk and Patch 7 as well as the area south of Patch 7.

The objective of the exploration program remains to grow the mineral resources at Doris and Madrid to support future project studies and potentially resume mining at Hope Bay. In the meantime, technical studies continue to progress while larger production scenarios for Hope Bay are being evaluated.

San Nicolás Project

In the third quarter of 2023, Minera de San Nicolás, which is jointly owned by the Company and Teck Resources Limited, continued to work on the feasibility study at San Nicolás in Zacatecas State, Mexico, and stakeholder engagement on the permitting process.

Environment, Social and Governance Performance Summary

Environment and Permitting

•	The Nunavut Impact Review Board ("NIRB") public hearing process was held in September 2023 as part of the regulatory process to amend the Meliadine mine's permit to include future underground mining and associated saline water management infrastructure at the Pump, F-Zone and Discovery deposits. Construction and operation of a wind-farm is also included in this application

Community Relations, Governance and People

•	In September 2023, the Company celebrated the completion and commissioning of the Shaft #4 at the Macassa mine and commemorated the mine’s 90th anniversary. As part of the celebration, the Company announced a 10-year, $3 million commitment to the Canadian Cancer Society to improve the lives of people affected by cancer living in rural and remote communities in Northern Ontario by providing access to cancer prevention programs and support services. This includes improved facilitation of Northern Ontario Indigenous populations' ability to source and receive culturally appropriate and relevant cancer resources and support

•	In August 2023, the Company signed a collaboration agreement with the Abitibiwinni First Nation (Pikogan) with the goal of fostering and sustaining a long term relationship between the Pikogan community and the LaRonde complex. The collaboration agreement sets out measures to increase participation in LaRonde's activities with regards to training, jobs, business opportunities and environmental protection, as well as providing for annual financial contributions. In addition, while the Company is continuing its efforts to develop additional agreements with the Algonquin Nations of the Abitibi region, it remains supportive of a collective approach if that is the preferred approach of the Algonquin Nations of the Abitibi region

•	In September 2023, the Company announced the new Inunnguiniq project in Nunavut which will create partnerships with three significant community organizations and partners with total contributions of C$5 million: Breakfast Club of Canada (C$2.5 million); Illitaqsiniq (C$2.25 million); and the Arctic Rose Foundation (C$250,000). The objective of the project is to promote well-being through food security and "on the land" traditional activities in Nunavut

Dividend Record and Payment Dates for the Third Quarter of 2023

Agnico Eagle's Board of Directors has declared a quarterly cash dividend of $0.40 per common share, payable on December 15, 2023 to shareholders of record as of December 1, 2023. Agnico Eagle has declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for the 2023 Fiscal Year

Record Date	Payment Date
March 1, 2023*	March 15, 2023*
June 1, 2023*	June 15, 2023*
September 1, 2023*	September 15, 2023*
December 1, 2023**	December 15, 2023**

*Paid

**Declared

Dividend Reinvestment Plan

See the following link for information on the Company's dividend reinvestment plan: Dividend Reinvestment Plan

International Dividend Currency Exchange

For information on the Company's international dividend currency exchange program, please contact Computershare Trust Company of Canada by phone at 1-800-564-6253 or online at www.investorcentre.com or www.computershare.com/investor.

ABITIBI REGION, QUEBEC

LaRonde Complex – LaRonde Complex Celebrates 35th Anniversary; Quarterly Gold Production Affected by Planned Mill Shutdown and Maintenance of Ore Handling System; Mining at the 11-3 Zone Commences

	Three Months Ended		Nine Months Ended
LaRonde Complex – Operating Statistics	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Tonnes of ore milled (thousands of tonnes)	627	711	1,995	2,158
Tonnes of ore milled per day	6,815	7,728	7,308	7,905
Gold grade (g/t)	3.43	3.83	3.66	4.22
Gold production (ounces)	64,496	82,621	220,883	276,168
Production costs per tonne (C$)	$182	$187	$157	$128
Minesite costs per tonne (C$)[11]	$147	$131	$151	$125
Production costs per ounce of gold produced	$1,321	$1,234	$1,054	$781
Total cash costs per ounce of gold produced	$972	$818	$937	$666

Gold Production

•	Third Quarter of 2023 – Gold production decreased when compared to the prior-year period primarily due to lower volumes processed and lower grades as a result of an extended planned shutdown at the mill and for the maintenance of the ore handling systems as well as changes in the mining method at the LaRonde mine that resulted in more lower grade ore being sourced from upper portions of the mine and a slower mining rate

•	First Nine Months of 2023 – Gold production decreased when compared to the prior-year period due to lower grades and lower volumes processed as a result of the reasons described above

11 Minesite costs per tonne is a non-GAAP measure that does not have a standardized meaning under IFRS. For a description of the composition and usefulness of this non-GAAP measure, as well as a reconciliation to production costs see "Reconciliation of Non-GAAP Performance Measures" and "Note Regarding Certain Measures of Performance" below.

Production Costs

•	Third Quarter of 2023 – Production costs per tonne decreased when compared to the prior-year period primarily due to the timing of inventory sales, partially offset by higher underground maintenance costs and lower volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period primarily due to lower gold grades and the reasons outlined above, partially offset by a weaker Canadian dollar relative to the U.S. dollar

•	First Nine Months of 2023 – Production costs per tonne increased when compared to the prior-year period primarily due to higher underground mining costs attributable to higher labour and materials costs and higher mill services costs resulting from the transition to dry tailings disposition at the LaRonde mine and lower volume of ore milled. Production costs per ounce increased when compared to the prior-year period primarily as a result of higher production costs per tonne and fewer ounces of gold produced, partially offset by a weaker Canadian dollar relative to the U.S. dollar

Minesite and Total Cash Costs

•	Third Quarter of 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the reasons outlined above regarding the increase in production costs. Total cash costs per ounce increased when compared to the prior-year period primarily for the same reasons as the increase in minesite costs per tonne

•	First Nine Months of 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the reasons outlined above. Total cash costs per ounce increased when compared to the prior-year period primarily due to the reasons outlined above

Highlights

•	Production from the 11-3 Zone at LaRonde as planned began in the third quarter of 2023, with the first three stopes mined during the quarter. The 11-3 Zone is expected to add additional flexibility to the LaRonde mine production plan. Ore from the 11-3 Zone will be hoisted from the mid-shaft loading station

•	Maintenance of the underground ore handling system began in the third quarter of 2023 and is expected to continue in the fourth quarter of 2023. The LaRonde mine is expected to undergo partial, planned shutdowns (equivalent in aggregate to approximately a 10-day shutdown) during the fourth quarter of 2023 to update the main underground ore network and loading stations

•	During the third quarter of 2023, the LZ5 processing facility was placed on care and maintenance earlier than anticipated (previously expected in the fourth quarter of 2023). Ore from LZ5 will now be processed at the LaRonde mill to take advantage of its excess capacity

•	With the further westward development of the exploration drift on Level 215 at LaRonde, exploration drilling from the new drill platforms began during the third quarter of 2023 with results expected later in the year. Drilling is also ongoing from Level 9 into zones 3-1 and 3-4 and at depth in the East Mine area into zones 10 and 20S. Surface drilling west of LZ5 during the third quarter continued to infill inferred mineral resources in Ellison Zone 5

•	A detailed update on the Company's global exploration program in 2023 is expected to be issued in January 2024

Canadian Malartic Complex – Strong Quarterly Gold Production Driven by Higher Grades and Tonnes Milled at the Barnat Pit; Production from Odyssey Underground Continues to Ramp Up

	Three Months Ended		Nine Months Ended
Canadian Malartic Complex – Operating Statistics*	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Tonnes of ore milled (thousands of tonnes)	4,911	4,968	14,317	14,590
Tonnes of ore milled per day	53,380	54,000	52,443	53,443
Gold grade (g/t)	1.22	1.04	1.22	1.14
Gold production* (ounces)	177,243	75,262	435,683	242,957
Production costs per tonne (C$)	$34	$30	$36	$30
Minesite costs per tonne (C$)	$39	$33	$39	$34
Production costs per ounce of gold produced	$708	$777	$750	$707
Total cash costs per ounce of gold produced	$805	$820	$789	$787

* Gold production reflects Agnico Eagle's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% thereafter.

Gold Production

•	Third Quarter of 2023 – Gold production increased when compared to the prior-year period due to the increase in the Company's ownership percentage of the Canadian Malartic complex between periods from 50% to 100% as a result of the Yamana Transaction, higher grades and higher throughput resulting from softer rock conditions at the Barnat pit

•	First Nine Months of 2023 – Gold production increased when compared to the prior-year period due to the same reasons outlined above

Production Costs

•	Third Quarter of 2023 – Production costs per tonne increased when compared to the prior-year period primarily due to the recognition of fair value adjustments to inventory resulting from the Yamana Transaction and a lower volume of ore milled. Production costs per ounce decreased when compared to the prior-year period due to more ounces of gold being produced in the current period, partially offset by the recognition of fair value adjustments to inventory resulting from the Yamana Transaction

•	First Nine Months of 2023 – Production costs per tonne increased when compared to the prior-year period primarily due to the recognition of fair value adjustments to inventory resulting from the Yamana Transaction and a lower volume of ore milled. Production costs per ounce increased when compared to the prior-year period due to fewer ounces of gold being produced in the current period and the recognition of fair value adjustments to inventory resulting from the Yamana Transaction

Minesite and Total Cash Costs

•	Third Quarter of 2023 – Minesite costs per tonne increased when compared to the prior-year period due to higher production costs and lower volume of ore tonnes milled during the quarter. Total cash costs per ounce decreased when compared to the prior-year period primarily due to more ounces of gold produced and the weaker Canadian dollar relative to the U.S. dollar, partially offset by higher minesite costs per tonne

•	First Nine Months of 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the consumption of ore stockpiles and higher open pit mining costs. Total cash costs per ounce increased when compared to the prior-year period primarily due to fewer ounces of gold produced

Highlights

•	The Canadian Malartic complex delivered overall strong performance during the quarter. At the Barnat pit, high productivity of the equipment fleet resulted in higher volumes of ore drilled and mined than planned. At the mill, throughput was higher than anticipated primarily due to softer ultramafic ore from Barnat

•	Higher gold grades from the Barnat pit, coupled with a high mill throughput and better than planned mill recoveries, drove strong gold production in the third quarter of 2023

•	After a slow start early in the quarter related to delays in the commissioning of the paste backfill plant, production from the ramp reached a rate of 3,300 tpd in September. This compares to a targeted rate of 3,500 tpd for 2024. Gold production from underground was approximately 9,000 ounces in the third quarter of 2023

•	At the Canadian Malartic pit, the Company has started the construction of the central berm in preparation for in-pit tailings disposal, which is expected to start in mid-2024

•	An update on Odyssey project development, construction and exploration highlights is set out in the Update on Key Value Drivers and Pipeline Projects section above

Goldex – Steady Operational Performance in the Third Quarter of 2023; First Production at South Zone Sector 3 Provides Operational Flexibility; Exploration Drilling Expected to Further Increase Mineral Resources

	Three Months Ended		Nine Months Ended
Goldex Mine – Operating Statistics	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Tonnes of ore milled (thousands of tonnes)	756	710	2,215	2,192
Tonnes of ore milled per day	8,217	7,717	8,114	8,029
Gold grade (g/t)	1.69	1.67	1.72	1.68
Gold production (ounces)	35,880	33,889	107,619	105,211
Production costs per tonne (C$)	$51	$48	$52	$46
Minesite costs per tonne (C$)	$52	$49	$52	$47
Production costs per ounce of gold produced	$803	$776	$788	$751
Total cash costs per ounce of gold produced	$822	$804	$802	$765

Gold Production

•	Third Quarter of 2023 – Gold production increased when compared to the prior-year period primarily due to a higher volume of ore processed and higher gold grades

•	First Nine Months of 2023 – Gold production increased when compared to the prior-year period primarily due to higher gold grades and higher volume of ore processed

Production Costs

•	Third Quarter of 2023 – Production costs per tonne increased when compared to the prior-year period due to higher underground production costs, partially offset by a higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above, partially offset by more ounces of gold being produced in the current period and the weaker Canadian dollar relative to the U.S. dollar

•	First Nine Months of 2023 – Production costs per tonne increased when compared to the prior-year period due to higher underground mining and milling costs and timing of inventory sales in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above, partially offset by the weaker Canadian dollar relative to the U.S. dollar

Minesite and Total Cash Costs

•	Third Quarter of 2023 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to higher minesite costs per tonne, partially offset by the weaker Canadian dollar against the U.S. dollar

•	First Nine Months of 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period primarily due to higher minesite costs per tonne, partially offset by higher gold grades and the weaker Canadian dollar against the U.S. dollar

Highlights

•	Goldex had a strong safety performance with zero lost time accidents and restricted work during the third quarter of 2023 and in the first nine months of 2023

•	South Zone Sector 3 began production, ahead of schedule, during the third quarter of 2023. South Zone Sector 3 is expected to provide additional flexibility for the mining operations

•	The Akasaba West project remains on schedule and budget with work on the main access roads and water treatment facility completed in the third quarter of 2023. Achievement of commercial production remains expected to occur in the first quarter of 2024

•	Exploration drilling at Goldex during the third quarter of 2023 focused on three targets: the eastern extension of the South Zone in Sector 3, with the objective of converting mineral resources into mineral reserves and extending Sector 3 at depth and to the east below Level 140; the Deep 3 Zone in the deepest portion of the mine's mineral resources; and the W Zone located at shallower underground depths approximately 200 metres west of the main deposit at Goldex

ABITIBI REGION, ONTARIO

Detour Lake – Lower Mill Production Due to Temporary Transformer Issue; Continued Focus on Mill Optimization to Achieve 28.0 mtpa by 2025

	Three Months Ended		Nine Months Ended
Detour Lake Mine – Operating Statistics	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Jun 30, 2022*
Tonnes of ore milled (thousands of tonnes)	5,630	6,505	18,827	16,294
Tonnes of ore milled per day	61,196	70,701	68,963	69,334
Gold grade (g/t)	0.93	0.91	0.88	0.98
Gold production (ounces)	152,762	175,487	483,971	471,445
Production costs per tonne (C$)	$25	$23	$24	$29
Minesite costs per tonne (C$)	$25	$25	$26	$24
Production costs per ounce of gold produced	$696	$648	$688	$787
Total cash costs per ounce of gold produced	$755	$691	$752	$650

*For the Nine Months Ended September 30, 2022, the operating statistics are reported for the period from February 8, 2022 (the date of the Merger) to September 30, 2022.

Gold Production

•	Third Quarter of 2023 – Gold production decreased when compared to the prior-year period primarily due to a lower volume of ore processed caused by a transformer failure, which resulted in unscheduled downtime at one of the two grinding circuits at the mill, partially offset by higher gold grades. Operations at the Detour Lake mill returned to normal levels at the end of the quarter

•	First Nine Months of 2023 – Gold production increased when compared to the prior-year period primarily due to timing of closing of the Merger, partially offset by the impact of the transformer failure described above

Production Costs

•	Third Quarter of 2023 – Production costs per tonne increased when compared to the prior-year period due to lower volume of ore milled in the current period, as a result of the transformer failure described above. Production costs per ounce increased when compared to the prior-year period due to fewer ounces of gold produced in the current period and the impact of the transformer failure described above, partially offset by the weaker Canadian dollar relative to the U.S. dollar

•	First Nine Months of 2023 – Production costs per tonne decreased when compared to the prior-year period due to a higher volume of ore milled in the current period, given the timing of the closing of the Merger in 2022, and the fair value adjustments to inventory made in the 2022 period, partially offset by the impact of the transformer failure described above. Production costs per ounce decreased when compared to the prior-year period due to the same reasons described above, partially offset by the weaker Canadian dollar relative to the U.S. dollar

Minesite and Total Cash Costs

•	Third Quarter of 2023 – Minesite costs per tonne remained unchanged when compared to the prior-year period despite lower throughput volumes. Total cash costs per ounce increased when compared to the prior year period due to lower gold grades and higher mining costs, partially offset by the weaker Canadian dollar relative to the U.S. dollar

•	First Nine Months of 2023 – Minesite costs per tonne increased when compared to the prior year period primarily due to higher maintenance costs for mobile equipment and spare parts during the period. Total cash cost per ounce increased when compared to the prior year period primarily due to higher mining, maintenance and milling costs caused by higher fuel and electricity prices and lower gold grades, partially offset by the weaker Canadian dollar relative to the U.S. dollar

Highlights

•	In the third quarter of 2023, mill production was affected by a transformer failure which resulted in 25 days of reduced throughput (approximately 70% of normal operating levels), as further described below

•	During the third quarter of 2023, the open pit transitioned to a mining phase with higher grade ore, which is expected to last through the fourth quarter of 2023. Considering the higher grade profile and the gold production in the first nine months of 2023, the Company expects Detour Lake to achieve the low end of its annual production guidance

•	An update on the multiple initiatives to increase mill throughput to 28.0 mtpa by 2025, potential scenarios to increase mill throughput beyond 28.0 mtpa and exploration highlights is set out in the Update on Key Value Drivers and Pipeline Projects section above

Temporary Transformer issue at Detour Lake resulted in unscheduled mill downtime

A transformer supplying power to the SAG unit on one of the two grinding circuits at the mill, which had been in continuous operation for approximately a decade, suffered an unexpected failure in August 2023. Ordinarily, transformers of this kind are expected to have a service life of over 20 years. A spare transformer was installed as a replacement, but it malfunctioned after 16 hours of operation. The current results of the investigations carried out by both the Company and external experts point to no issue other than a transformer failure.

By capitalizing on its procurement network within the Abitibi region, the Company managed to refurbish one of the malfunctioning transformers in 25 days and also secure a spare transformer which is expected to be delivered to the site by the end of October.

During the unplanned SAG unit downtime on Line 1, the company mitigated the reduced throughput by bypassing the affected SAG unit and redistributing the load between the two grinding circuits. As a result, the operation continued at approximately 70% of its normal operating capacity.

The refurbished transformer was installed and commissioned in mid-September, with the operations returning to normal levels in the second half of September 2023. The Company expects higher gold grades at Detour Lake in the fourth quarter of 2023 and, considering the gold production in the first nine months of 2023, the Company expects Detour Lake to achieve the low end of its annual production guidance.

Out of an abundance of caution, the Company has opted to increase the level of redundancy by planning to have two spares available and has ordered two additional new transformers. To further safeguard these critical transformers against premature failure, the Company has also increased the level of monitoring of the operating and spare transformers by implementing an internal data acquisition system to continuously monitor and record key system parameters, such as current, voltage and frequency.

Macassa – Sustained Productivity Gains Result in Robust Operational Performance and Lowest Minesite Costs per Tonne Since the Merger; Exploration Remains Focused on Mineral Resource Expansion

	Three Months Ended		Nine Months Ended
Macassa Mine – Operating Statistics	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Jun 30, 2022*
Tonnes of ore milled (thousands of tonnes)	112	75	311	210
Tonnes of ore milled per day	1,217	814	1,139	894
Gold grade (g/t)	13.35	21.89	17.16	20.77
Gold production (ounces)	46,792	51,775	167,951	137,525
Production costs per tonne (C$)	$433	$588	$488	$605
Minesite costs per tonne (C$)	$476	$628	$516	$559
Production costs per ounce of gold produced	$766	$648	$669	$719
Total cash costs per ounce of gold produced	$841	$689	$719	$659

*For the Nine Months Ended September 30, 2022, the operating statistics are reported for the period from February 8, 2022 (the date of the Merger) to September 30, 2022.

Gold Production

•	Third Quarter of 2023 – Gold production decreased when compared to the prior-year period primarily due to lower gold grades, partially offset by higher volume of ore processed

•	First Nine Months of 2023 – Gold production increased when compared to the prior-year period primarily due to the timing of the closing of the Merger and higher volume of ore processed, partially offset by lower gold grades

Production Costs

•	Third Quarter of 2023 – Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to fewer ounces of gold produced in the current period, which was the result of lower grades, partially offset by the weaker Canadian dollar relative to the U.S. dollar

•	First Nine Months of 2023 – Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period, given the timing of the closing of the Merger in 2022, and the fair value adjustments to inventory made in 2022. Production costs per ounce decreased when compared to the prior-year period due to more ounces of gold being produced in the current period for the same reasons described above and the weaker Canadian dollar relative to the U.S. dollar

Minesite and Total Cash Costs

•	Third Quarter of 2023 – Minesite costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled, partially offset by higher mining costs resulting from higher input prices. Total cash costs per ounce increased when compared to the prior-year period primarily due to lower gold grades, partially offset by the weaker Canadian dollar relative to the U.S. dollar

•	First Nine Months of 2023 – Minesite costs per tonne decreased when compared to the prior year period primarily due to the higher volume of ore milled, mainly due to the timing of the closing of the Merger. Total cash costs per ounce increased when compared to the prior year period due to higher mining costs, partially offset by more ounces of gold produced in the period and the weaker Canadian dollar relative to the U.S. dollar

Highlights

•	Macassa continues to demonstrate a robust operating performance, with the mill quarterly throughput in line with the record set in the second quarter of 2023

•	The sustained operational and cost performance reflects the substantial benefits derived from the operational improvement initiatives carried out at the mine over the last two years. These efforts have resulted in productivity gains, an increased adherence and compliance to plan and improved equipment availability

•	In the third quarter of 2023, gold grades were lower, as anticipated by the mining sequence, and remain in line with guidance on a year-to-date basis. The Company expects higher gold grades in the fourth quarter of 2023

•	At the Portal (ramp access to the NSUR and AK deposits), development in the quarter was ahead of plan and production from long hole stopes commenced. Gold production from NSUR was 2,778 ounces in the third quarter of 2023

•	The construction of the enclosure of the surface fans proceeded according to schedule in the third quarter of 2023. The overall ventilation system upgrade is currently on track for completion in the first quarter of 2024, when both fans are anticipated to reach full capacity

•	Exploration drilling at Macassa during the third quarter of 2023 focused on extending mineral resources in three target areas: Lower/West South Mine Complex ("SMC"), SMC East and Main Break. Results to date confirm gold mineralization east of Macassa, below the past-producing Kirkland Minerals mine, opening the potential for the discovery of mineralization under five more historical mines of the Main Break further east

NUNAVUT

Meliadine Mine – Strong Mill Performance Continued in the Third Quarter of 2023; Phase 2 Expansion Project on Schedule; Exploration at Depth Continues to Yield Positive Results

	Three Months Ended		Nine Months Ended
Meliadine Mine – Operating Statistics	Sep 30, 2023	Sep 30, 2023	Sep 30, 2023	Sep 30, 2023
Tonnes of ore milled (thousands of tonnes)	470	401	1,407	1,282
Tonnes of ore milled per day	5,109	4,359	5,154	4,696
Gold grade (g/t)	6.17	7.33	6.15	6.77
Gold production (ounces)	89,707	91,201	267,856	269,477
Production costs per tonne (C$)	$254	$229	$237	$235
Minesite costs per tonne (C$)	$248	$226	$249	$234
Production costs per ounce of gold produced	$994	$788	$930	$879
Total cash costs per ounce of gold produced	$971	$777	$975	$866

Gold Production

•	Third Quarter of 2023 – Gold production decreased when compared to the prior-year period primarily due to lower gold grades, partially offset by higher volume of ore processed

•	First Nine Months of 2023 – Gold production decreased when compared to the prior-year period primarily due to lower gold grades, partially offset by the higher volume of ore processed

Production Costs

•	Third Quarter of 2023 – Production costs per tonne increased when compared to the prior-year period due to the consumption of stockpiles and higher logistic costs, partially offset by the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above and fewer ounces of gold being produced in the current period, partially offset by the weaker Canadian dollar relative to the U.S. dollar

•	First Nine Months of 2023 – Production costs per tonne increased when compared to the prior-year period due to higher underground and open pit mining costs and higher logistics costs, partially offset by higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above and fewer ounces of gold produced in the current period, partially offset by the weaker Canadian dollar relative to the U.S. dollar

Minesite and Total Cash Costs

•	Third Quarter of 2023 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production cost per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above regarding production costs and fewer ounces of gold being produced, partially offset by the weaker Canadian dollar relative to the U.S. dollar

•	First Nine Months of 2023 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production cost per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above regarding production costs and fewer ounces of gold being produced, partially offset by the weaker Canadian dollar relative to the U.S. dollar

Highlights

•	The processing plant continued to demonstrate overall strong performance, processing 470,000 tonnes in the third quarter of 2023

•	The open pit mine performed above plan in the third quarter of 2023, partially offsetting lower production from the underground mine which was affected by lower equipment availability and development performance

•	The Phase 2 mill expansion is expected to be completed in mid-2024 and the processing rate ramp-up is expected to increase throughput to 6,000 tpd by year-end 2024. In the third quarter of 2023, work on the Phase 2 mill expansion continued as mechanical piping and electrical work was ongoing at the carbon in leach building and at the power plant. Work on the secondary grinding building is nearly complete, which will allow the completion of mechanical and electrical work inside the building during the winter period

•	The waterline installation is underway and is expected to be completed in 2024, allowing for utilization in the summer of 2025

•	The NIRB public hearing process was held in September 2023 as part of the regulatory process to amend the Meliadine mine's permit to include future underground mining and associated saline water management infrastructure at the Pump, F-Zone and Discovery deposits. Construction and operation of a wind farm is also included in the application

•	At the Tiriganiaq deposit, the ongoing extension of the exploration drift to the east and west is providing access to new areas of the deposit, and during the third quarter resulted in continued positive drill results in areas towards the east at depth, including hole ML425-9563-D21 intersecting 11.4 g/t gold over 3.1 metres at 757 metres depth in Lode 1000. Drilling from surface in the first nine month of 2023 in the easternmost portion of Tiriganiaq is showing the potential to extend underground mineral reserves towards the east at relatively shallow depth

•	Third quarter of 2023 exploration activities also focused on conversion drilling at the Wesmeg North deposit, and conversion and exploration drilling in shallower portions of the Pump North and Pump South deposits

Meadowbank Complex – Robust Overall Operational Performance; Record Haulage of Underground Ore; Work Ongoing to Potentially Extend Mine Life Beyond 2027

	Three Months Ended		Nine Months Ended
Meadowbank Complex – Operating Statistics	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Tonnes of ore milled (thousands of tonnes)	1,077	1,031	2,905	2,816
Tonnes of ore milled per day	11,707	11,207	10,641	10,315
Gold grade (g/t)	3.76	4.11	3.82	3.37
Gold production (ounces)	116,555	122,994	322,440	279,457
Production costs per tonne (C$)	$167	$135	$176	$141
Minesite costs per tonne (C$)	$178	$144	$177	$147
Production costs per ounce of gold produced	$1,149	$894	$1,183	$1,124
Total cash costs per ounce of gold produced	$1,225	$930	$1,173	$1,140

Gold Production

•	Third Quarter of 2023 – Gold production decreased when compared to the prior-year period primarily due to lower grades, partially offset by the higher volume of ore processed

•	First Nine Months of 2023 – Gold production increased when compared to the prior-year period primarily due to higher gold grades and the volume of ore processed

Production Costs

•	Third Quarter of 2023 – Production costs per tonne increased when compared to the prior-year period due to a higher stripping ratio at the open pit and the consumption of stockpiles, partially offset by the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period for the same reasons outlined above as well as fewer ounces of gold being produced in the current period and the weaker Canadian dollar relative to the U.S. dollar

•	First Nine Months of 2023 – Production costs per tonne increased when compared to the prior-year period due to a higher stripping ratio at the open pit and the consumption of stockpiles, partially offset by the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above, partially offset by more ounces of gold being produced in the current period and the weaker Canadian dollar relative to the U.S. dollar

Minesite and Total Cash Costs

•	Third Quarter of 2023 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above and fewer gold ounces produced, partially offset by the weaker Canadian dollar relative to the U.S. dollar

•	First Nine Months of 2023 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above, partially offset by the weaker Canadian dollar relative to the U.S. dollar and higher gold grades

Highlights

•	The open pit operation continued to deliver a robust performance with a high compliance to plan despite delays related to an early caribou migration and poor weather conditions

•	The underground operation ramp up progressed well during the third quarter of 2023. Improvements in equipment availability and productivity resulted in record quarterly production drilling and ore hauled

•	Throughput improved significantly during the third quarter of 2023, which was driven by the continued utilization of the high pressure grinding rolls and grinding circuit optimization

•	The Meadowbank complex is expected to generate strong returns in 2024 and 2025 with annual production between 470,000 and 505,000 ounces, with production expected to decline in 2026 and 2027 as the current mineral reserve base is depleted. Exploration efforts are underway with the objective of delineating additional mineralization at Amaruq and work is ongoing to evaluate the potential to extend the mine life of the Whale Tail and IVR pits beyond 2027

AUSTRALIA

Fosterville – Solid Mine Development Performance; Gold Production Affected by Prioritization of Development Headings for Primary Ventilation Upgrade

	Three Months Ended		Nine Months Ended
Fosterville Mine – Operating Statistics*	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Tonnes of ore milled (thousands of tonnes)	144	172	468	385
Tonnes of ore milled per day	1,565	1,868	1,714	1,640
Gold grade (g/t)	13.22	15.11	15.48	20.46
Gold production (ounces)	59,790	81,801	228,161	249,693
Production costs per tonne (A$)	$291	$306	$322	$627
Minesite costs per tonne (A$)	$304	$305	$316	$340
Production costs per ounce of gold produced	$461	$418	$438	$683
Total cash costs per ounce of gold produced	$495	$435	$437	$365

*For the Nine Months Ended September 30, 2022, the operating statistics are reported for the period from February 8, 2022 (the date of the Merger) to September 30, 2022.

Gold Production

•	Third Quarter of 2023 – Gold production decreased when compared to the prior-year period primarily due to lower grade from mining sequencing and the lower volume of ore processed

•	First Nine Months of 2023 – Gold production decreased when compared to the prior-year period primarily due to lower grades from mining sequencing, partially offset by the higher volume of ore processed and the timing of the closing of the Merger

Production Costs

•	Third Quarter of 2023 – Production costs per tonne decreased when compared to the prior-year period due to lower mining and milling costs and the weaker Australian dollar relative to the U.S. dollar. Production costs per ounce increased when compared to the prior-year period due to fewer ounces produced in the period, partially offset by the lower mining and milling costs and the weaker Australian dollar relative to the U.S. dollar

•	First Nine Months of 2023 – Production costs per tonne decreased when compared to the prior-year period due to fair value adjustments to inventory on the purchase price allocation recognized in the first nine months of 2022 with no comparative recognition occurring in 2023. Production costs per ounce decreased when compared to the prior-year period for the same reasons above as well as the effect of the weaker Australian dollar relative to the U.S. dollar, partially offset by fewer ounces produced in the period due to lower gold grades

Minesite and Total Cash Costs

•	Third Quarter of 2023 – Minesite costs per tonne decreased when compared to the prior-year period due to lower mining and milling costs, partially offset by the lower volume of ore milled in the current period. Total cash costs per ounce increased when compared to the prior-year period due to fewer ounces produced in the period as a result of lower gold grades, partially offset by the lower mining and milling costs and the weaker Australian dollar relative to the U.S. dollar

•	First Nine Months of 2023 – Minesite costs per tonne decreased when compared to the prior year period primarily due to the higher volume of ore milled. Total cash costs per ounce increased when compared to the prior year period primarily due to fewer ounces of gold produced in the current quarter as a result of lower gold grades, partially offset by the weaker Australian dollar relative to the U.S. dollar

Highlights

•	The Company is currently advancing an upgrade of the primary ventilation system to sustain the mining rate in the Lower Phoenix zones in future years. In the third quarter of 2023, the Company completed optimization studies that are expected to de-risk construction of the ventilation raises and the operation in the long term. Some of the proposed changes include the relocation of the ventilation raises in the Lower Phoenix zone, further removed from existing mine infrastructure than initially planned, and the installation of additional ground support in the raises. The new design will require additional development and the Company expects the project to be completed by early 2025

•	Subsequent to the optimization studies, the Company gave priority to the key underground development associated with the ventilation raises and delayed the extraction of lower grade stopes to accommodate the increased waste haulage from development

•	The lower ore volume mined in the third quarter of 2023 led to a reduced throughput at the mill, which, combined with a lower grade sequence, resulted in lower gold production than planned. The Company expects to achieve similar production levels in the fourth quarter of 2023 as the mine continues to prioritize the underground development to advance the primary ventilation upgrade

•	The Company now expects full year 2023 production at Fosterville of approximately 285,000 ounces of gold, compared to prior guidance of 295,000 to 315,000 ounces

•	Exploration drilling at Fosterville during the third quarter of 2023 continued to target the Lower Phoenix deep extension from the 3912 drill drive and the Robbins Hill area

•	In the Lower Phoenix, a key target is the Cardinal fault, which is a hanging wall splay from the Swan structure. Highlight hole UDH4761 intersected 10.8 g/t gold over 10.0 metres in the Cardinal splay at 1,828 metres depth, approximately 190 metres down-plunge of the mineral reserves. The result is the deepest visible-gold intercept in the Cardinal splay achieved to date

FINLAND

Kittila – Record Monthly Mill Throughput set in July 2023; Production Hoist Commissioned in September 2023

	Three Months Ended		Nine Months Ended
Kittila Mine – Operating Statistics	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Tonnes of ore milled (thousands of tonnes)	527	487	1,440	1,504
Tonnes of ore milled per day	5,728	5,293	5,275	5,509
Gold grade (g/t)	4.20	4.56	4.45	4.19
Gold production (ounces)	59,408	61,901	173,230	172,223
Production costs per tonne (EUR)	€101	€104	€100	€96
Minesite costs per tonne (EUR)	€99	€100	€100	€92
Production costs per ounce of gold produced	$986	$834	$896	$896
Total cash costs per ounce of gold produced	$930	$843	$875	$889

Gold Production

•	Third Quarter of 2023 – Gold production decreased when compared to the prior-year period primarily due to lower gold grades, partially offset by the higher volume of ore milled

•	First Nine Months of 2023 – Gold production increased when compared to the prior-year period primarily due to higher gold grades, partially offset by the lower volume of ore tonnes milled

Production Costs

•	Third Quarter of 2023 – Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above and fewer ounces of gold produced in the current period

•	First Nine Months of 2023 – Production costs per tonne increased when compared to the prior-year period due to the lower volume of ore milled in the current period. Production costs per ounce remained unchanged when compared to the prior-year period

Minesite and Total Cash Costs

•	Third Quarter of 2023 – Minesite costs per tonne decreased when compared to the prior-year period due to higher mining volumes, partially offset by higher mining costs from higher input prices. Total cash costs per ounce increased when compared to the prior-year period due to stockpile consumption, fewer ounces produced and the strengthening of the Euro relative to the US dollar between periods

•	First Nine Months of 2023 – Minesite costs per tonne increased when compared to the prior year period primarily due to higher mining costs from higher input prices, partially offset by lower underground mining costs. Total cash costs per ounce decreased when compared to the prior year period due to the timing of inventory sales and more ounces of gold produced

Highlights

•	For a discussion of the expected timing and implications of the SAC decision please see the "Third quarter 2023 highlights" section above

•	In the third quarter of 2023, Kittila continued to deliver a strong operational performance, setting a monthly mill throughput record of approximately 195,000 tonnes in July 2023 and processing approximately 527,000 tonnes in the quarter, in line with the 2.0 mtpa rate

•	At the mine, the production hoist was commissioned and approximately 226,000 tonnes were hoisted in the third quarter of 2023

•	A decline in input costs for electricity, contractors and explosives, coupled with the commissioning of the production shaft, has led to a notable decrease in minesite costs per tonne during August and September 2023 when compared to the first seven months of the year

•	The successful implementation of several environmental initiatives, including the nitrogen removal plant, has bolstered Kittila's environmental performance in the first nine months of 2023. The Company expects Kittila's emissions to stay below 75% of the permitted limits for the full year even if operating at a rate of 2.0 mtpa

•	Exploration drilling during the third quarter of 2023 was highlighted by a significant, shallow intersection in an underexplored, parallel mineralized structure named the East Zone located approximately 140 metres east of the mine's producing Main Zone and outside current mineral resources. Hole SUU23004 in the East Zone intersected 9.9 metres grading 11.8 g/t gold at 208 metres depth, including 4.8 metres grading 18.2 g/t gold at 206 metres depth, and follow-up drilling is planned

MEXICO

Pinos Altos – Gold Production on Target with Solid Operating Performance Offsetting Lower Gold Grades; Production from San Eligio Mine Commenced

	Three Months Ended		Nine Months Ended
Pinos Altos Mine – Operating Statistics	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Tonnes of ore milled (thousands of tonnes)	450	378	1,215	1,128
Tonnes of ore milled per day	4,891	4,109	4,451	4,132
Gold grade (g/t)	1.84	1.98	1.92	2.05
Gold production (ounces)	25,386	23,041	71,679	71,231
Production costs per tonne	$89	$91	$89	$95
Minesite costs per tonne	$85	$92	$88	$93
Production costs per ounce of gold produced	$1,581	$1,498	$1,504	$1,501
Total cash costs per ounce of gold produced	$1,310	$1,295	$1,236	$1,247

Gold Production

•	Third Quarter of 2023 – Gold production increased when compared to the prior-year period primarily due to the higher volume of ore milled, partially offset by lower gold grades

•	First Nine Months of 2023 – Gold production increased when compared to the prior-year period primarily due to higher volume of ore milled, partially offset by lower gold grades

Production Costs

•	Third Quarter of 2023 – Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period, partially offset by the increase in milling costs. Production costs per ounce increased when compared to the prior-year period due to higher milling costs and the strengthening of the Mexican Peso relative to the US dollar between periods, partially offset by more ounces of gold produced in the current period

•	First Nine Months of 2023 – Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period, partially offset by the increase in open pit mining and milling costs. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above and the strengthening of the Mexican Peso relative to the US dollar between periods

Minesite and Total Cash Costs

•	Third Quarter of 2023 – Minesite costs per tonne decreased when compared to the prior-year period due to higher volume of ore processed, partially offset by higher open pit mining and milling costs from higher input prices. Total cash costs per ounce increased when compared to the prior-year period due to higher open pit mining and milling costs and the stronger Mexican Peso relative to the US dollar between periods, partially offset by more ounces of gold produced in the period

•	First Nine Months of 2023 – Minesite costs per tonne decreased when compared to the prior year period primarily due to higher volume of ore processed, partially offset by higher open pit mining and milling costs from higher input prices. Total cash costs per ounce decreased when compared to the prior year period for the same reasons outlined above and the stronger Mexican Peso relative to the US dollar between periods

Highlights

•	Higher than planned mill throughput in the third quarter of 2023 was enabled by solid mining performance in both the underground and open pit operations. This performance helped mitigate lower gold grades resulting from higher mining dilution in the underground operations

•	Production from the San Eligio zone commenced in the third quarter of 2023 and is expected to ramp up in the fourth quarter of 2023, providing increased production flexibility to the Pinos Altos mine

•	Exploration drilling during the third quarter of 2023 returned positive gold and silver results at shallow depths in the Puerto Amarillo and Moctezuma target located in the northwest, lateral extensions of the two main mineralized structures at Pinos Altos

•	At the advanced underground Cubiro project in the northwest of the property, exploration drilling totalled 8,277 metres in 36 holes year to date, and confirmed and extended the main ore shoots in the Central, East and North Cubiro zones. The good results from near surface infill drilling may have a positive impact on the mineral reserves and mineral resources and the mine plan

La India – Gold Production ahead of Forecast from Strong Operating Performance and Higher Gold Grades

	Three Months Ended		Nine Months Ended
La India Mine – Operating Statistics	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
Tonnes of ore milled (thousands of tonnes)	970	1,045	2,510	3,964
Tonnes of ore milled per day	10,543	11,359	9,194	14,520
Gold grade (g/t)	1.1	0.72	0.86	0.59
Gold production (ounces)	22,269	16,285	56,423	58,003
Production costs per tonne	$29	$19	$29	$14
Minesite costs per tonne	$27	$19	$29	$14
Production costs per ounce of gold produced	$1,271	$1,246	$1,277	$956
Total cash costs per ounce of gold produced	$1,156	$1,196	$1,272	$966

Gold Production

•	Third Quarter of 2023 – Gold production increased when compared to the prior-year period primarily due to higher gold grades, partially offset by fewer tonnes of ore placed

•	First Nine Months of 2023 – Gold production decreased when compared to the prior-year period primarily due to fewer tonnes of ore placed as the open pit gets depleted, partially offset by higher gold grades

Production Costs

•	Third Quarter of 2023 – Production costs per tonne increased when compared to the prior-year period primarily due to consumption of heap leach ore stockpiles, timing of inventory sales, the strengthening of the Mexican Peso relative to the US dollar between periods and the lower volume of ore placed in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above, partially offset by more ounces of gold produced in the current period

•	First Nine Months of 2023 – Production costs per tonne increased when compared to the prior-year period due to consumption of heap leach ore stockpiles, the strengthening of the Mexican Peso relative to the US dollar between periods and lower volume of ore placed in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above, and fewer ounces of gold produced in the current period

Minesite and Total Cash Costs

•	Third Quarter of 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the lower volume of ore placed in the current period. Total cash costs per ounce decreased when compared to the prior-year period due to more ounces of gold produced in the period, partially offset by the strengthening of the Mexican Peso relative to the US dollar between periods

•	First Nine Months of 2023 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the lower volume of ore placed in the current period. Total cash costs per ounce increased when compared to the prior year period primarily due to fewer ounces of gold produced in the current period and the strengthening of the Mexican Peso relative to the US dollar between periods

Highlights

•	Open pit performance benefited from high availability and productivity of loaders and shorter haulage distances, resulting in approximately 60% more tonnes moved than planned in the third quarter of 2023

•	Gold production in the third quarter of 2023 was better than planned, primarily as a result of higher gold grades than anticipated at the bottom of the open pit

•	Mining and crushing activities are expected to be completed in the fourth quarter of 2023, with residual leaching to continue into 2024

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain financial performance measures and ratios, including "total cash costs per ounce", "all-in sustaining costs per ounce", "minesite costs per tonne", "net debt", "adjusted net income", "adjusted net income per share", "earnings before interest, taxes, depreciation and amortization" (also referred to as EBITDA), "adjusted EBITDA", "free cash flow", "free cash flow before changes in non-cash components of working capital", "operating cash flow", "operating cash flow before changes in working capital per share", "sustaining capital expenditures", "development capital expenditures" and "operating margin" that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold mining companies. For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see "Reconciliation of Non-GAAP Financial Performance Measures" below.

The total cash costs per ounce of gold produced (also referred to as "total cash costs per ounce") is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, the impact of purchase price allocation in connection with mergers and acquisitions on inventory accounting, realized gains and losses on hedges of production costs, operational care and maintenance costs due to COVID-19 and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of certain portions of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. Certain line items such as operational care and maintenance costs due to COVID-19 and realized gains and losses on hedges of production costs were previously classified as "other adjustments" and are now disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impacts of such factors on total cash costs per ounce and minesite costs per tonne. In addition, given the extraordinary nature of the fair value adjustment on inventory related to mergers and acquisitions and the use of the total cash costs per ounce measure to reflect the cash generating capabilities of the Company's operations, the calculation of total cash costs per ounce for the Detour Lake, Macassa and Fosterville mines have been adjusted for this purchase price allocation in the comparative period data and for the Canadian Malartic complex in the three and nine months ended September 30, 2023. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to, and believes they are helpful to investors so investors can, understand and monitor the performance of the Company's mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management and investors to assess a mine's cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider, these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates. Investors should note that total cash costs per ounce are not reflective of all cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures also do not include depreciation or amortization.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

In this press release, unless otherwise indicated, total cash costs per ounce of gold produced is reported on a by-product basis. Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are from gold, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, (iv) it is a method used by management and the Board of Directors to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis. Investors should also consider these measures in conjunction with other data prepared in accordance with IFRS.

In this press release, unless otherwise indicated, all-in sustaining costs per ounce of gold produced is reported on a by-product basis. All-in sustaining costs per ounce of gold produced (also referred to as "all-in sustaining costs per ounce") on a by-product basis is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. The AISC per ounce of gold produced on a co-product basis is calculated in the same manner as the AISC per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. AISC per ounce seeks to reflect total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce and AISC of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization.

The World Gold Council ("WGC") is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the AISC metric is voluntary and, notwithstanding the Company's adoption of the WGC's guidance, AISC per ounce of gold produced reported by the Company may not be comparable to data reported by other gold mining companies. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs, operational care and maintenance costs due to COVID-19, and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes, and investors should note, that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs prepared in accordance with IFRS.

Net debt is calculated by adjusting the total of the current portion of long-term debt and non-current long-term debt as recorded on the consolidated balance sheet for deferred financing costs and cash and cash equivalents. Management believes the measure of net debt is useful to help investors to determine the Company's overall debt position and to evaluate future debt capacity of the Company.

Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the consolidated statements of income (loss) for the effects of certain non-recurring, unusual and other items that the Company believes are not reflective of the Company's underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, revaluation gain, impairment loss charges and reversals, environmental remediation, severance and transaction costs related to acquisitions, purchase price allocations to inventory, income and mining taxes adjustments as well as other items (which includes changes in estimates of asset retirement obligations at closed sites and gains and losses on the disposal of assets, self-insurance losses, multi-year donations and integration costs). Adjusted net income per share is calculated by dividing adjusted net income by the number of shares outstanding on a basic and diluted basis. The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company's continuing income generating capabilities from its core mining business, excluding the above adjustments, which are not reflective of operational performance. Management uses this measure to, and believes it is helpful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

EBITDA is calculated by adjusting the net income as recorded in the condensed interim consolidated statements of income for finance costs, amortization of property, plant and mine development and income and mining tax expense line items as reported in the condensed interim consolidated statements of income. Adjusted EBITDA removes the effects of certain non-recurring, unusual and other items that the Company believes are not reflective of the Company's underlying performance for the reporting period.

Adjusted EBITDA is calculated by adjusting the EBITDA calculation for foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, revaluation gains and losses, impairment loss charges and reversals, environmental remediation, severance and transaction costs related to acquisitions, purchase price allocations to inventory, income and mining taxes adjustments as well as other items (which includes changes in estimates of asset retirement obligations at closed sites, gains and losses on the disposal of assets, self insurance losses, multi-year donations and integration costs).

The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the liquidity generating capability of the Company to fund its working capital, capital expenditure and debt repayments. EBITDA and adjusted EBITDA are intended to provide investors with information about the Company's continuing cash generating capability from its core mining business, excluding the above adjustments, which are not reflective of operational performance. Management uses these measures too and believes it is helpful to investors so they can understand and monitor the cash generating capability of the Company in conjunction with other data prepared in accordance with IFRS.

Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the condensed interim consolidated statements of cash flows. Free cash flow before changes in non-cash components of working capital is calculated by excluding the effect of changes in non-cash components of working capital from free cash flow. The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the Company's ability to repay creditors and return cash to shareholders without relying on external sources of funding. Free cash flow and free cash flow before changes in non-cash components of working capital also provide investors with information about the Company's financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders. Management uses these measures in conjunction with other data prepared in accordance with IFRS, and believes it is helpful to investors so they can, understand and monitor the operating performance of the Company.

Operating margin is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the consolidated financial statements, the Company adds the following items to the operating margin: income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; revaluation gain and impairment losses (reversals). The Company believes that operating margin is a useful measure that represents the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating Company-wide overhead, including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. Management uses this measure internally to plan and forecast future operating results. This measure is intended to provide investors with additional information about the Company's underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS.

Capital expenditures are classified into sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain the existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures represents the spending at new projects and/or expenditure at existing operations that is undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

This news release also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at October 25, 2023. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward looking statements. When used in this news release, the words "achieve", "aim", "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "schedule", "target", "tracking", "will", and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: the Company's forward-looking guidance, including metal production, estimated ore grades, statements regarding or relating to recovery rates, project timelines, drilling targets or results, life of mine estimates, total cash costs per ounce, AISC per ounce, minesite costs per tonne, other expenses and cash flows; the potential for additional gold production at Kittila, the AK deposit and Upper Beaver and the Company's other sites; the estimated timing and conclusions of the Company's studies and evaluations; the methods by which ore will be extracted or processed; the Company's expansion plans at Detour Lake, Kittila, Meliadine Phase 2, the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof and the commencement of production therefrom; the Company's plans at the Hope Bay project; statements about the Company's plans at the Wasamac project; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; anticipated cost inflation and its effect on the Company's costs and results; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; operations at and expansion of the Kittila mine following the decision of the Finish courts and administrative bodies; future exploration; the anticipated timing of events with respect to the Company's mine sites; the sufficiency of the Company's cash resources; the Company's plans with respect to hedging and the effectiveness of its hedging strategies; future activity with respect to the Company's unsecured revolving bank credit facility, the term loan facility and other indebtness; future dividend amounts and payment dates; and anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2022 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2022 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle's expectations; the ability to realize synergies from the Yamana Transaction and cost savings at the times, and to the extent, anticipated; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex and other properties is as expected by the Company and that the Company's efforts to mitigate its effect on mining operations are successful; that the Company's current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business or its productivity; and that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde complex and Goldex mine; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; risks associated with the Company's currency, fuel and by-product metal derivative strategies; the ability to realize the anticipated benefits of the Yamana Transaction; the ability to realize the anticipated benefits of the San Nicolás transaction; the current rising interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe and the Middle East; and the extent and manner to which COVID-19, its variants, and other communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian securities administrators' (the "CSA") National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Effective February 25, 2019, the SEC's disclosure requirements and policies for mining properties were amended to more closely align with current industry and global regulatory practices and standards, including NI 43-101. However, Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS"), such as the Company, may still use NI 43-101 rather than the SEC disclosure requirements when using the SEC's MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies.

Investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to Nunavut, Quebec and Finland operations has been approved by Dominique Girard, Eng., Executive Vice President & Chief Operating Officer – Nunavut, Quebec & Europe; relating to Ontario, Australia and Mexico operations has been approved by Natasha Vaz, Executive Vice President & Chief Operating Officer – Ontario, Australia & Mexico; relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice President, Exploration; and relating to mineral reserves and mineral resources has been approved by Dyane Duquette, P.Geo., Vice President, Mineral Resources Management, each of whom is a "Qualified Person" for the purposes of NI 43-101.

Additional Information

Additional information about each of the Company's material mineral projects as at September 30, 2023, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of NI 43-101 can be found in the Company's AIF and MD&A filed on SEDAR each of which forms a part of the Company's Form 40-F filed with the SEC on EDGAR and in the following technical reports filed on SEDAR in respect of the Company's material mineral properties: NI 43-101 Technical Report of the LaRonde complex in Québec, Canada (March 24, 2023); NI 43-101 Technical Report Canadian Malartic Mine, Québec, Canada (March 25, 2021); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015); the Detour Lake Operation, Ontario, Canada NI 43-101 Technical Report as at July 26, 2021 (October 15, 2021); and the Updated NI 43-101 Technical Report Fosterville Gold Mine in the State of Victoria, Australia as at December 31, 2018 (April 1, 2019).

APPENDIX

Recent selected exploration drill results from Meliadine, Hope Bay, Fosterville and Kittila

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
ML425-9563-D21	Meliadine / Tiriganiaq / Lode 1000	341.0	344.5	757	3.1	11.4	11.4
HBM23-109	HB / Madrid / Patch 7	734.0	740.5	609	4.6	15.9	15.9
UDH4761	Fosterville / Cardinal	386.8	398.9	1,828	10.0	10.8	10.8
SUU23004	Kittila / East Zone	221.1	231.6	208	9.9	11.8	11.8
including		221.1	226.2	206	4.8	18.2	18.2

*Results from the Meliadine mine use a capping factor of 250 g/t gold for Tiriganiaq Lode 1000; Results from Madrid-area deposits at Hope Bay use a capping factor of 50 g/t gold. Results from Fosterville and Kittila are uncapped.

EXPLORATION DRILL COLLAR COORDINATES

Drill hole	UTM East*	UTM North*	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
Meliadine
ML425-9563-D21	539563	6988914	-406	221	-64	402
Hope Bay
HBM23-109	434896	7547948	33	65	-72	987
Fosterville
UDH4761	1,544	5,071	3,710	102	-75	465
Kittila
SUU23004	2558935	7536649	207	267	-60	330

*Coordinate Systems: NAD 1983 UTM Zone 14N for Meliadine; NAD 1983 UTM Zone 13N for Hope Bay; Mine grid including elevation for Fosterville, which is located in MGA94 Zone 55; Finnish Coordinate System KKJ Zone 2 for Kittila.

APPENDIX – FINANCIAL INFORMATION

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022(i)	2023	2022(i)
Net income - key line items:
Revenue from mine operations:
Quebec
LaRonde mine	126,899	161,091	362,984	435,322
LaRonde Zone 5 mine	33,290	38,203	99,370	96,591
Canadian Malartic complex(iii)	320,044	131,421	793,989	428,526
Goldex mine	68,467	58,672	209,802	190,193
Ontario
Detour Lake mine	288,156	284,570	911,819	884,863
Macassa mine	85,407	87,827	316,145	252,075
Nunavut
Meliadine mine	180,344	155,299	507,057	501,383
Meadowbank complex	210,843	206,997	616,512	473,927
Hope Bay project	—	—	—	144
Australia
Fosterville mine	116,916	137,671	454,291	506,273
Europe
Kittila mine	113,729	110,384	332,616	326,872
Mexico
Pinos Altos mine	54,390	45,543	156,227	148,870
Creston Mascota mine	—	1,131	—	4,049
La India mine	43,926	30,888	109,457	107,355
Revenues from mining operations	$1,642,411	$1,449,697	$4,870,269	$4,356,443
Production costs	759,411	657,073	2,155,808	1,976,444
Total operating margin(ii)	883,000	792,624	2,714,461	2,379,999
Amortization of property, plant and mine development	414,994	283,486	1,100,215	809,021
Revaluation gain(iv)	—	—	(1,543,414)	—
Exploration, corporate and other	196,694	293,149	474,509	718,467
Income before income and mining taxes	271,312	215,989	2,683,151	852,511
Income and mining taxes expense	92,706	149,310	360,833	376,367
Net income for the period	$178,606	$66,679	$2,322,318	$476,144
Net income per share — basic	$0.36	$0.15	$4.78	$1.10
Net income per share — diluted	$0.36	$0.15	$4.75	$1.10

Cash flows:
Cash provided by operating activities	$502,088	$575,438	$1,873,701	$1,716,136
Cash used in investing activities	$(435,666)	$(439,296)	$(2,284,613)	$(297,773)
Cash (used in) provided by financing activities	$(144,239)	$(317,985)	$109,843	$(780,150)

Realized prices:
Gold (per ounce)	$1,928	$1,726	$1,933	$1,821
Silver (per ounce)	$23.55	$18.67	$23.66	$21.68
Zinc (per tonne)	$2,360	$3,435	$2,746	$3,623
Copper (per tonne)	$8,223	$5,674	$8,740	$8,438

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Payable production(v):
Gold (ounces):
Quebec
LaRonde mine	49,303	63,573	167,471	221,858
LaRonde Zone 5 mine	15,193	19,048	53,412	54,310
Canadian Malartic complex(iii)	177,243	75,262	435,683	242,957
Goldex mine	35,880	33,889	107,619	105,211
Ontario
Detour Lake mine	152,762	175,487	483,971	471,445
Macassa mine	46,792	51,775	167,951	137,525
Nunavut
Meliadine mine	89,707	91,201	267,856	269,477
Meadowbank complex	116,555	122,994	322,440	279,457
Australia
Fosterville mine	59,790	81,801	228,161	249,693
Europe
Kittila mine	59,408	61,901	173,230	172,223
Mexico
Pinos Altos mine	25,386	23,041	71,679	71,231
Creston Mascota mine	141	538	550	2,179
La India mine	22,269	16,285	56,423	58,003
Total gold (ounces):	850,429	816,795	2,536,446	2,335,569

Silver (thousands of ounces)	589	553	1,753	1,750
Zinc (tonnes)	1,420	2,108	6,318	5,745
Copper (tonnes)	659	653	1,935	2,200

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Payable metal sold(vi):
Gold (ounces):
Quebec
LaRonde mine	62,413	89,667	172,495	221,930
LaRonde Zone 5 mine	17,748	22,304	52,132	53,437
Canadian Malartic complex(iii)	164,974	75,067	405,040	232,495
Goldex mine	35,517	34,019	108,548	104,584
Ontario
Detour Lake mine	149,747	164,300	473,322	484,654
Macassa mine	44,400	50,739	164,430	138,319
Nunavut
Meliadine mine	93,426	89,652	262,165	274,778
Meadowbank complex	108,579	119,531	317,584	262,023
Hope Bay mine	—	—	—	98
Australia
Fosterville mine	60,750	79,458	235,250	274,585
Europe
Kittila mine	58,540	63,813	171,060	179,806
Mexico
Pinos Altos mine	24,543	23,436	71,134	72,953
Creston Mascota mine	—	650	—	2,104
La India mine	22,460	17,610	56,343	57,925
Total gold (ounces):	843,097	830,246	2,489,503	2,359,691

Silver (thousands of ounces)	571	598	1,720	1,769
Zinc (tonnes)	2,108	2,099	6,982	4,812
Copper (tonnes)	657	647	1,938	2,196

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Total cash costs per ounce of gold produced — co-product basis(vii):
Quebec
LaRonde mine	$1,111	$963	$1,097	$805
LaRonde Zone 5 mine	1,297	974	1,220	979
Canadian Malartic complex(iii)	814	835	800	803
Goldex mine	822	805	802	765
Ontario
Detour Lake mine	757	695	755	657
Macassa mine	843	691	722	661
Nunavut
Meliadine mine	972	779	977	869
Meadowbank complex	1,229	935	1,180	1,145
Australia
Fosterville mine	497	436	438	366
Europe
Kittila mine	931	844	877	891
Mexico
Pinos Altos mine	1,606	1,520	1,512	1,479
Creston Mascota mine	—	1,167	—	803
La India mine	1,174	1,211	1,292	990
Weighted average total cash costs per ounce of gold produced	$924	$804	$885	$801

Total cash costs per ounce of gold produced — by-product basis(vii):
Quebec
LaRonde mine	$875	$773	$850	$590
LaRonde Zone 5 mine	1,287	973	1,207	976
Canadian Malartic complex(iii)	805	820	789	787
Goldex mine	822	804	802	765
Ontario
Detour Lake mine	755	691	752	650
Macassa mine	841	689	719	659
Nunavut
Meliadine mine	971	777	975	866
Meadowbank complex	1,225	930	1,173	1,140
Australia
Fosterville mine	495	435	437	365
Europe
Kittila mine	930	843	875	889
Mexico
Pinos Altos mine	1,310	1,295	1,236	1,247
Creston Mascota mine	—	1,188	—	744
La India mine	1,156	1,196	1,272	966
Weighted average total cash costs per ounce of gold produced	$898	$779	$857	$769

Notes:

(i) Certain previously reported line items have been restated to reflect the final purchase price allocation of the Merger.

(ii) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers.

(iii) The information set out in this table reflects the Company's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

(iv) Revaluation gain on the 50% interest the Company owned in Canadian Malartic complex prior to the Yamana Transaction.

(v) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(vi) The Canadian Malartic complex's payable metal sold excludes the 5.0% net smelter return royalty held by Osisko Gold Royalties Ltd. The Detour Lake mine's payable metal sold excludes the 2% net smelter royalty held by Franco-Nevada Corporation. The Macassa mine's payable metal sold excludes the 1.5% net smelter royalty held by Franco-Nevada Corporation.

(vii) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Reconciliation of Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne and Note Regarding Certain Measures of Performance for more information on the Company’s calculation and use of total cash cost per ounce of gold produced.

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at	As at
	September 30, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$355,491	$658,625
Trade receivables	7,569	8,579
Inventories	1,403,677	1,209,075
Income taxes recoverable	47,067	35,054
Fair value of derivative financial instruments	7,326	8,774
Other current assets	371,039	259,952
Total current assets	2,192,169	2,180,059
Non-current assets:
Goodwill	4,576,454	2,044,123
Property, plant and mine development	21,426,291	18,459,400
Investments	284,689	332,742
Deferred income and mining tax asset	13,517	11,574
Other assets	732,561	466,910
Total assets	$29,225,681	$23,494,808

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$756,067	$672,503
Share based liabilities	11,765	15,148
Interest payable	19,405	16,496
Income taxes payable	86,261	4,187
Current portion of long-term debt	100,000	100,000
Reclamation provision	39,022	23,508
Lease obligations	48,762	36,466
Fair value of derivative financial instruments	41,778	78,114
Total current liabilities	1,103,060	946,422
Non-current liabilities:
Long-term debt	1,842,553	1,242,070
Reclamation provision	902,939	878,328
Lease obligations	116,534	114,876
Share based liabilities	9,997	17,277
Deferred income and mining tax liabilities	4,952,007	3,981,875
Other liabilities	365,325	72,615
Total liabilities	9,292,415	7,253,463

EQUITY
Common shares:
Outstanding — 496,523,603 common shares issued, less 460,079 shares held in trust	18,279,698	16,251,221
Stock options	202,691	197,430
Contributed surplus	22,074	23,280
Retained earnings (deficit)	1,539,065	(201,580)
Other reserves	(110,262)	(29,006)
Total equity	19,933,266	16,241,345
Total liabilities and equity	$29,225,681	$23,494,808

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
		Restated(i)		Restated(i)
REVENUES
Revenues from mining operations	$1,642,411	$1,449,697	$4,870,269	$4,356,443

COSTS, INCOME AND EXPENSES
Production(ii)	759,411	657,073	2,155,808	1,976,444
Exploration and corporate development	61,594	64,001	169,784	200,195
Amortization of property, plant and mine development	414,994	283,486	1,100,215	809,021
General and administrative	38,930	49,462	134,450	166,279
Finance costs	35,704	19,278	94,989	62,892
Loss on derivative financial instruments	34,010	162,374	1,038	174,463
Foreign currency translation gain	(6,492)	(15,479)	(2,258)	(27,761)
Care and maintenance	12,361	10,538	33,017	30,251
Revaluation gain(iii)	—	—	(1,543,414)	—
Other expenses	20,587	2,975	43,489	112,148
Income before income and mining taxes	271,312	215,989	2,683,151	852,511
Income and mining taxes expense	92,706	149,310	360,833	376,367
Net income for the period	$178,606	$66,679	$2,322,318	$476,144

Net income per share - basic	$0.36	$0.15	$4.78	$1.10
Net income per share - diluted	$0.36	$0.15	$4.75	$1.10
Adjusted net income per share - basic(iv)	$0.44	$0.49	$1.67	$1.92
Adjusted net income per share - diluted(iv)	$0.44	$0.49	$1.66	$1.92

Weighted average number of common shares outstanding (in thousands):
Basic	495,286	455,157	486,131	431,718
Diluted	496,404	456,274	487,442	433,087

Notes:

(i) Certain previously reported line items have been restated to reflect the final purchase price allocation of the Merger.

(ii) Exclusive of amortization, which is shown separately.

(iii) Revaluation gain on the 50% interest previously owned in the Canadian Malartic complex.

(iv) Refer to Reconciliation of Non-GAAP Financial Performance Measures in this Press Release for calculations supporting adjusted net income.

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
		Restated(i)		Restated(i)
OPERATING ACTIVITIES
Net income for the period	$178,606	$66,679	$2,322,318	$476,144
Add (deduct) adjusting items:
Amortization of property, plant and mine development	414,994	283,486	1,100,215	809,021
Revaluation gain(ii)	—	—	(1,543,414)	—
Deferred income and mining taxes	27,417	52,331	70,989	134,942
Unrealized loss (gain) on currency and commodity derivatives	31,088	159,858	(34,888)	169,372
Unrealized loss (gain) on warrants	6,802	(5,688)	9,098	14,494
Stock-based compensation	11,939	13,805	38,466	43,012
Foreign currency translation gain	(6,492)	(15,479)	(2,258)	(27,761)
Other	9,380	5,670	20,030	21,541
Adjustment for settlement of reclamation provision	(5,078)	(2,298)	(10,077)	(10,434)
Changes in non-cash working capital balances:
Trade receivables	2,572	(24,295)	8,037	14,540
Income taxes	(7,425)	47,834	81,980	4,503
Inventories	(118,251)	(159,300)	(144,998)	8,742
Other current assets	(6,099)	73,459	(94,984)	(44,406)
Accounts payable and accrued liabilities	(49,432)	72,905	51,427	97,950
Interest payable	12,067	6,471	1,760	4,476
Cash provided by operating activities	502,088	575,438	1,873,701	1,716,136

INVESTING ACTIVITIES
Additions to property, plant and mine development	(419,832)	(435,659)	(1,228,387)	(1,137,406)
Yamana transaction, net of cash and cash equivalents	—	—	(1,000,617)	—
Contributions for acquisition of mineral assets	(10,950)	—	(10,950)	—
Cash and cash equivalents acquired in Kirkland acquisition	—	—	—	838,732
Purchases of equity securities and other investments	(7,962)	(4,936)	(52,126)	(36,790)
Proceeds from loan repayment	—	—	—	40,000
Other investing activities	3,078	1,299	7,467	(2,309)
Cash used in investing activities	(435,666)	(439,296)	(2,284,613)	(297,773)

FINANCING ACTIVITIES
Proceeds from Credit Facility	100,000	—	1,100,000	100,000
Repayment of Credit Facility	(100,000)	—	(1,000,000)	(100,000)
Proceeds from Term Loan Facility, net of financing costs	—	—	598,958	—
Repayment of Senior Notes	—	(100,000)	(100,000)	(225,000)
Repayment of lease obligations	(13,465)	(8,239)	(35,633)	(25,025)
Disbursements to associates	21,899	—	—	—
Dividends paid	(161,259)	(160,121)	(482,680)	(464,704)
Repurchase of common shares	—	(54,809)	(16,350)	(104,956)
Proceeds on exercise of stock options	471	63	23,523	24,008
Common shares issued	8,115	5,121	22,025	15,527
Cash (used in) provided by financing activities	(144,239)	(317,985)	109,843	(780,150)
Effect of exchange rate changes on cash and cash equivalents	782	(3,254)	(2,065)	(2,241)
Net (decrease) increase in cash and cash equivalents during the period	(77,035)	(185,097)	(303,134)	635,972
Cash and cash equivalents, beginning of period	432,526	1,006,855	658,625	185,786
Cash and cash equivalents, end of period	$355,491	$821,758	$355,491	$821,758

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$16,621	$6,037	$73,109	$47,459
Income and mining taxes paid	$67,904	$50,139	$207,669	$238,217

Notes:

(i)  Certain previously reported line items have been restated to reflect the final purchase price allocation of the Merger.

(ii) Revaluation gain on the 50% interest previously owned in the Canadian Malartic complex.

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

Refer to Note Regarding Certain Measures of Performance in this news release for details on the composition, usefulness and other information regarding the Company's use of the non-GAAP measures total cash costs per ounce of gold produced and minesite costs per tonne.

The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS.

Total Production Costs by Mine	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2023	2022	2023	2022
Quebec
LaRonde mine	$66,477	$83,911	$170,153	$163,701
LaRonde Zone 5 mine	18,715	18,066	62,702	51,932
LaRonde complex	85,192	101,977	232,855	215,633
Canadian Malartic complex(i)	125,455	58,516	326,936	171,858
Goldex mine	28,805	26,297	84,800	79,044
Ontario
Detour Lake mine	106,396	113,736	333,214	371,130
Macassa mine	35,864	33,533	112,368	98,848
Nunavut
Meliadine mine	89,210	71,830	249,221	236,895
Meadowbank complex	133,919	109,905	381,411	313,989
Australia
Fosterville mine	27,539	34,214	99,969	170,518
Europe
Kittila mine	58,569	51,622	155,200	154,388
Mexico
Pinos Altos mine	40,147	34,513	107,778	106,922
Creston Mascota mine	—	644	—	1,743
La India mine	28,315	20,286	72,056	55,476
Production costs per the condensed interim consolidated statements of income	$759,411	$657,073	$2,155,808	$1,976,444

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

(thousands of United States dollars, except as noted)

LaRonde mine Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		49,303		63,573		167,471		221,858
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$66,477	$1,348	$83,911	$1,320	$170,153	$1,016	$163,701	$738
Inventory adjustments(ii)	(16,200)	(328)	(28,982)	(452)	(2,666)	(16)	2,691	12
Realized gains and losses on hedges of production costs	317	6	2,052	32	2,165	13	1,440	6
Other adjustments(v)	4,178	85	3,986	63	14,081	84	10,827	49
Cash operating costs (co-product basis)	$54,772	$1,111	$60,967	$963	$183,733	$1,097	$178,659	$805
By-product metal revenues	(11,627)	(236)	(11,916)	(190)	(41,316)	(247)	(47,777)	(215)
Cash operating costs (by-product basis)	$43,145	$875	$49,051	$773	$142,417	$850	$130,882	$590

LaRonde mine Per Tonne	Three Months Ended September 30, 2023				Three Months Ended September 30, 2022				Nine Months Ended September 30, 2023				Nine Months Ended September 30, 2022
Tonnes of ore milled (thousands of tonnes)				365				416				1,101				1,293
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$66,477		$182		$83,911		$202		$170,153		$155		$163,701		$127
Production costs (C$)	C$	89,228	C$	244	C$	109,561	C$	264	C$	228,662	C$	208	C$	210,893	C$	163
Inventory adjustments (C$)(ii)		(19,881)		(54)		(37,841)		(91)		(1,455)		(1)		372		—
Other adjustments (C$)(v)		(2,752)		(8)		(2,328)		(6)		(9,195)		(9)		(9,205)		(7)
Minesite operating costs (C$)	C$	66,595	C$	182	C$	69,392	C$	167	C$	218,012	C$	198	C$	202,060	C$	156

LaRonde Zone 5 mine Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		15,193		19,048		53,412		54,310
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$18,715	$1,232	$18,066	$948	$62,702	$1,174	$51,932	$956
Inventory adjustments(ii)	134	9	(16)	(1)	(127)	(2)	799	15
Realized gains and losses on hedges of production costs	106	7	478	25	722	13	335	6
Other adjustments(v)	753	49	33	2	1,864	35	82	2
Cash operating costs (co-product basis)	$19,708	$1,297	$18,561	$974	$65,161	$1,220	$53,148	$979
By-product metal revenues	(152)	(10)	(35)	(1)	(698)	(13)	(154)	(3)
Cash operating costs (by-product basis)	$19,556	$1,287	$18,526	$973	$64,463	$1,207	$52,994	$976

LaRonde Zone 5 mine Per Tonne	Three Months Ended September 30, 2023				Three Months Ended September 30, 2022				Nine Months Ended September 30, 2023				Nine Months Ended September 30, 2022
Tonnes of ore milled (thousands of tonnes)				262				295				894				865
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$18,715		$71		$18,066		$61		$62,702		$70		$51,932		$60
Production costs (C$)	C$	25,082	C$	96	C$	23,505	C$	80	C$	84,347	C$	94	C$	66,532	C$	77
Inventory adjustments (C$)(ii)		234		—		160		—		(175)		—		1,259		1
Minesite operating costs (C$)	C$	25,316	C$	96	C$	23,665	C$	80	C$	84,172	C$	94	C$	67,791	C$	78

LaRonde complex Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		64,496		82,621		220,883		276,168
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$85,192	$1,321	$101,977	$1,234	$232,855	$1,054	$215,633	$781
Inventory adjustments(ii)	(16,066)	(249)	(28,998)	(351)	(2,793)	(13)	3,490	13
Realized gains and losses on hedges of production costs	423	7	2,530	31	2,887	13	1,775	6
Other adjustments(v)	4,931	76	4,019	49	15,945	73	10,909	39
Cash operating costs (co-product basis)	$74,480	$1,155	$79,528	$963	$248,894	$1,127	$231,807	$839
By-product metal revenues	(11,779)	(183)	(11,951)	(145)	(42,014)	(190)	(47,931)	(173)
Cash operating costs (by-product basis)	$62,701	$972	$67,577	$818	$206,880	$937	$183,876	$666

LaRonde complex Per Tonne	Three Months Ended September 30, 2023				Three Months Ended September 30, 2022				Nine Months Ended September 30, 2023				Nine Months Ended September 30, 2022
Tonnes of ore milled (thousands of tonnes)				627				711				1,995				2,158
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$85,192		$136		$101,977		$143		$232,855		$117		$215,633		$100
Production costs (C$)	C$	114,310	C$	182	C$	133,066	C$	187	C$	313,009	C$	157	C$	277,425	C$	128
Inventory adjustments (C$)(ii)		(19,647)		(31)		(37,681)		(53)		(1,630)		(1)		1,631		1
Other adjustments (C$)(v)		(2,752)		(4)		(2,328)		(3)		(9,195)		(5)		(9,205)		(4)
Minesite operating costs (C$)	C$	91,911	C$	147	C$	93,057	C$	131	C$	302,184	C$	151	C$	269,851	C$	125

Canadian Malartic complex Per Ounce of Gold Produced(i)	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		177,243		75,262		435,683		242,957
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$125,455	$708	$58,516	$777	$326,936	$750	$171,858	$707
Inventory adjustments(ii)	6,994	39	(2,445)	(32)	7,532	17	422	2
Purchase price allocation to inventory(iv)	(3,626)	(20)	—	—	(26,447)	(61)	—	—
Other adjustments(v)	15,414	87	6,737	90	40,631	94	22,851	94
Cash operating costs (co-product basis)	$144,237	$814	$62,808	$835	$348,652	$800	$195,131	$803
By-product metal revenues	(1,551)	(9)	(1,067)	(15)	(4,758)	(11)	(3,972)	(16)
Cash operating costs (by-product basis)	$142,686	$805	$61,741	$820	$343,894	$789	$191,159	$787

Canadian Malartic complex Per Tonne(i)	Three Months Ended September 30, 2023				Three Months Ended September 30, 2022				Nine Months Ended September 30, 2023				Nine Months Ended September 30, 2022
Tonnes of ore milled (thousands of tonnes)				4,911				2,484				12,055				7,295
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$125,455		$26		$58,516		$24		$326,936		$27		$171,858		$24
Production costs (C$)	C$	168,339	C$	34	C$	75,515	C$	30	C$	440,001	C$	36	C$	218,224	C$	30
Inventory adjustments (C$)(ii)		9,569		2		(2,980)		(1)		10,820		1		694		—
Purchase price allocation to inventory (C$)(iv)		(3,904)		(1)		—		—		(34,555)		(3)		—		—
Other adjustments (C$)(v)		20,081		4		8,705		4		53,505		5		28,933		4
Minesite operating costs (C$)	C$	194,085	C$	39	C$	81,240	C$	33	C$	469,771	C$	39	C$	247,851	C$	34

Goldex mine Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		35,880		33,889		107,619		105,211
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$28,805	$803	$26,297	$776	$84,800	$788	$79,044	$751
Inventory adjustments(ii)	439	12	6	—	(16)	—	694	7
Realized gains and losses on hedges of production costs	207	6	909	27	1,419	13	638	6
Other adjustments(v)	47	1	60	2	149	1	155	1
Cash operating costs (co-product basis)	$29,498	$822	$27,272	$805	$86,352	$802	$80,531	$765
By-product metal revenues	(13)	—	(10)	(1)	(38)	—	(31)	—
Cash operating costs (by-product basis)	$29,485	$822	$27,262	$804	$86,314	$802	$80,500	$765

Goldex mine Per Tonne	Three Months Ended September 30, 2023				Three Months Ended September 30, 2022				Nine Months Ended September 30, 2023				Nine Months Ended September 30, 2022
Tonnes of ore milled (thousands of tonnes)				756				710				2,215				2,192
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$28,805		$38		$26,297		$37		$84,800		$38		$79,044		$36
Production costs (C$)	C$	38,656	C$	51	C$	34,381	C$	48	C$	114,142	C$	52	C$	101,552	C$	46
Inventory adjustments (C$)(ii)		625		1		101		1		(35)		—		1,016		1
Minesite operating costs (C$)	C$	39,281	C$	52	C$	34,482	C$	49	C$	114,107	C$	52	C$	102,568	C$	47

Detour Lake mine Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		152,762		175,487		483,971		471,445
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$106,396	$696	$113,736	$648	$333,214	$688	$371,130	$787
Inventory adjustments(ii)	3,705	24	4,621	26	3,537	7	(8,012)	(17)
Realized gains and losses on hedges of production costs	(1,530)	(10)	—	—	4,565	10	—	—
Purchase price allocation to inventory(iv)	—	—	(3,120)	(18)	—	—	(71,957)	(152)
Other adjustments(v)	7,063	47	6,799	39	24,048	50	18,388	39
Cash operating costs (co-product basis)	$115,634	$757	$122,036	$695	$365,364	$755	$309,549	$657
By-product metal revenues	(288)	(2)	(736)	(4)	(1,475)	(3)	(2,956)	(7)
Cash operating costs (by-product basis)	$115,346	$755	$121,300	$691	$363,889	$752	$306,593	$650

Detour Lake mine Per Tonne	Three Months Ended September 30, 2023				Three Months Ended September 30, 2022				Nine Months Ended September 30, 2023				Nine Months Ended September 30, 2022
Tonnes of ore milled (thousands of tonnes)				5,630				6,505				18,827				16,294
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$106,396		$19		$113,736		$17		$333,214		$18		$371,130		$23
Production costs (C$)	C$	142,461	C$	25	C$	148,903	C$	23	C$	448,014	C$	24	C$	476,142	C$	29
Inventory adjustments (C$)(ii)		(8,125)		(1)		6,808		1		4,747		—		(9,059)		(1)
Purchase price allocation to inventory(C$)(iv)		—		—		(4,809)		(1)		—		—		(92,317)		(6)
Other adjustments (C$)(v)		8,339		1		8,938		2		28,485		2		23,687		2
Minesite operating costs (C$)	C$	142,675	C$	25	C$	159,840	C$	25	C$	481,246	C$	26	C$	398,453	C$	24

Macassa mine Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		46,792		51,775		167,951		137,525
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$35,864	$766	$33,533	$648	$112,368	$669	$98,848	$719
Inventory adjustments(ii)	1,870	40	599	12	397	2	(548)	(4)
Realized gains and losses on hedges of production costs	334	7	—	—	2,283	14	—	—
Purchase price allocation to inventory(iv)	—	—	—	—	—	—	(10,326)	(75)
Other adjustments(v)	1,376	30	1,634	31	6,133	37	2,922	21
Cash operating costs (co-product basis)	$39,444	$843	$35,766	$691	$121,181	$722	$90,896	$661
By-product metal revenues	(107)	(2)	(89)	(2)	(483)	(3)	(276)	(2)
Cash operating costs (by-product basis)	$39,337	$841	$35,677	$689	$120,698	$719	$90,620	$659

Macassa mine Per Tonne	Three Months Ended September 30, 2023				Three Months Ended September 30, 2022				Nine Months Ended September 30, 2023				Nine Months Ended September 30, 2022
Tonnes of ore milled (thousands of tonnes)				112				75				311				210
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$35,864		$320		$33,533		$447		$112,368		$361		$98,848		$470
Production costs (C$)	C$	48,508	C$	435	C$	43,781	C$	588	C$	151,744	C$	488	C$	126,822	C$	605
Inventory adjustments (C$)(ii)		2,834		25		1,047		14		758		2		(319)		(2)
Purchase price allocation to inventory(C$)(iv)		—		—		(120)		(2)		—		—		(13,248)		(63)
Other adjustments (C$)(v)		1,754		16		2,090		28		8,045		26		3,747		19
Minesite operating costs (C$)	C$	53,096	C$	476	C$	46,798	C$	628	C$	160,547	C$	516	C$	117,002	C$	559

Meliadine mine Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		89,707		91,201		267,856		269,477
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$89,210	$994	$71,830	$788	$249,221	$930	$236,895	$879
Inventory adjustments(ii)	(2,334)	(26)	(1,601)	(18)	12,518	47	(1,640)	(6)
Realized gains and losses on hedges of production costs	299	3	758	8	(64)	—	(1,437)	(5)
Other adjustments(v)	59	1	80	1	46	—	243	1
Cash operating costs (co-product basis)	$87,234	$972	$71,067	$779	$261,721	$977	$234,061	$869
By-product metal revenues	(138)	(1)	(167)	(2)	(477)	(2)	(572)	(3)
Cash operating costs (by-product basis)	$87,096	$971	$70,900	$777	$261,244	$975	$233,489	$866

Meliadine mine Per Tonne	Three Months Ended September 30, 2023				Three Months Ended September 30, 2022				Nine Months Ended September 30, 2023				Nine Months Ended September 30, 2022
Tonnes of ore milled (thousands of tonnes)				470				401				1,407				1,282
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$89,210		$190		$71,830		$179		$249,221		$177		$236,895		$185
Production costs (C$)	C$	119,181	C$	254	C$	91,628	C$	229	C$	333,896	C$	237	C$	300,553	C$	235
Inventory adjustments (C$)(ii)		(2,555)		(6)		(1,286)		(3)		17,051		12		(1,002)		(1)
Minesite operating costs (C$)	C$	116,626	C$	248	C$	90,342	C$	226	C$	350,947	C$	249	C$	299,551	C$	234

Meadowbank complex Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		116,555		122,994		322,440		279,457
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$133,919	$1,149	$109,905	$894	$381,411	$1,183	$313,989	$1,124
Inventory adjustments(ii)	9,165	78	6,231	50	2,463	8	12,302	44
Realized gains and losses on hedges of production costs	115	1	(1,084)	(9)	(3,502)	(11)	(4,758)	(17)
Operational care & maintenance due to COVID-19(iii)	—	—	—	—	—	—	(1,436)	(6)
Other adjustments(v)	101	1	(27)	—	50	—	13	—
Cash operating costs (co-product basis)	$143,300	$1,229	$115,025	$935	$380,422	$1,180	$320,110	$1,145
By-product metal revenues	(573)	(4)	(687)	(5)	(2,121)	(7)	(1,569)	(5)
Cash operating costs (by-product basis)	$142,727	$1,225	$114,338	$930	$378,301	$1,173	$318,541	$1,140

Meadowbank complex Per Tonne	Three Months Ended September 30, 2023				Three Months Ended September 30, 2022				Nine Months Ended September 30, 2023				Nine Months Ended September 30, 2022
Tonnes of ore milled (thousands of tonnes)				1,077				1,031				2,905				2,816
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$133,919		$124		$109,905		$107		$381,411		$131		$313,989		$112
Production costs (C$)	C$	179,597	C$	167	C$	139,317	C$	135	C$	509,982	C$	176	C$	398,445	C$	141
Inventory adjustments (C$)(ii)		12,457		11		8,799		9		3,599		1		16,696		6
Operational care and maintenance due to COVID-19 (C$)(iii)		—		—		—		—		—		—		(1,793)		—
Minesite operating costs (C$)	C$	192,054	C$	178	C$	148,116	C$	144	C$	513,581	C$	177	C$	413,348	C$	147

Fosterville mine Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		59,790		81,801		228,161		249,693
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$27,539	$461	$34,214	$418	$99,969	$438	$170,518	$683
Inventory adjustments(ii)	1,093	18	1,424	18	(1,792)	(8)	(5,385)	(22)
Realized gains and losses on hedges of production costs	1,101	18	—	—	1,778	8	—	—
Purchase price allocation to inventory(iv)	—	—	—	—	—	—	(73,674)	(295)
Other adjustments(v)	7	—	—	—	46	—	—	—
Cash operating costs (co-product basis)	$29,740	$497	$35,638	$436	$100,001	$438	$91,459	$366
By-product metal revenues	(119)	(2)	(88)	(1)	(397)	(1)	(401)	(1)
Cash operating costs (by-product basis)	$29,621	$495	$35,550	$435	$99,604	$437	$91,058	$365

Fosterville mine Per Tonne	Three Months Ended September 30, 2023				Three Months Ended September 30, 2022				Nine Months Ended September 30, 2023				Nine Months Ended September 30, 2022
Tonnes of ore milled (thousands of tonnes)				144				172				468				385
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$27,539		$191		$34,214		$199		$99,969		$214		$170,518		$443
Production costs (A$)	A$	42,194	A$	291	A$	52,840	A$	306	A$	150,656	A$	322	A$	241,880	A$	627
Inventory adjustments (A$)(ii)		1,818		13		2,178		13		(2,539)		(6)		(7,231)		(19)
Purchase price allocation to inventory(A$)(iv)		—		—		(2,329)		(14)		—		—		(104,507)		(268)
Minesite operating costs (A$)	A$	44,012	A$	304	A$	52,689	A$	305	A$	148,117	A$	316	A$	130,142	A$	340

Kittila mine Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		59,408		61,901		173,230		172,223
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$58,569	$986	$51,622	$834	$155,200	$896	$154,388	$896
Inventory adjustments(ii)	(2,439)	(41)	(2,464)	(40)	305	2	(6,419)	(37)
Realized gains and losses on hedges of production costs	(788)	(13)	3,076	50	(2,346)	(14)	5,296	31
Other adjustments(v)	(20)	(1)	18	—	(1,293)	(7)	111	1
Cash operating costs (co-product basis)	$55,322	$931	$52,252	$844	$151,866	$877	$153,376	$891
By-product metal revenues	(51)	(1)	(52)	(1)	(213)	(2)	(219)	(2)
Cash operating costs (by-product basis)	$55,271	$930	$52,200	$843	$151,653	$875	$153,157	$889

Kittila mine Per Tonne	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Tonnes of ore milled (thousands of tonnes)		527		487		1,440		1,504
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$58,569	$111	$51,622	$106	$155,200	$108	$154,388	$103
Production costs (€)	€53,071	€101	€50,526	€104	€144,073	€100	€143,984	€96
Inventory adjustments (€)(ii)	(960)	(2)	(1,932)	(4)	(128)	—	(4,861)	(4)
Minesite operating costs (€)	€52,111	€99	€48,594	€100	€143,945	€100	€139,123	€92

Pinos Altos mine Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		25,386		23,041		71,679		71,231
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$40,147	$1,581	$34,513	$1,498	$107,778	$1,504	$106,922	$1,501
Inventory adjustments(ii)	1,225	48	360	16	1,738	24	(1,796)	(25)
Realized gains and losses on hedges of production costs	(922)	(36)	(156)	(7)	(2,065)	(29)	(703)	(10)
Other adjustments(v)	324	13	298	13	902	13	923	13
Cash operating costs (co-product basis)	$40,774	$1,606	$35,015	$1,520	$108,353	$1,512	$105,346	$1,479
By-product metal revenues	(7,527)	(296)	(5,171)	(225)	(19,754)	(276)	(16,516)	(232)
Cash operating costs (by-product basis)	$33,247	$1,310	$29,844	$1,295	$88,599	$1,236	$88,830	$1,247

Pinos Altos mine Per Tonne	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Tonnes of ore processed (thousands of tonnes)		450		378		1,215		1,128
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$40,147	$89	$34,513	$91	$107,778	$89	$106,922	$95
Inventory adjustments(ii)	(1,984)	(4)	360	1	(327)	(1)	(1,796)	(2)
Minesite operating costs	$38,163	$85	$34,873	$92	$107,451	$88	$105,126	$93

Creston Mascota mine Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		141		538		550		2,179
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$—	$—	$644	$1,197	$—	$—	$1,743	$800
Inventory adjustments(ii)	—	—	(30)	(57)	—	—	(57)	(26)
Other adjustments(v)	—	—	15	27	—	—	63	29
Cash operating costs (co-product basis)	$—	$—	$629	$1,167	$—	$—	$1,749	$803
By-product metal revenues	—	—	12	21	—	—	(128)	(59)
Cash operating costs (by-product basis)	$—	$—	$641	$1,188	$—	$—	$1,621	$744

Creston Mascota mine Per Tonne(vi)	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Tonnes of ore processed (thousands of tonnes)		—		—		—		—
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$—	$—	$644	$—	$—	$—	$1,743	$—
Inventory adjustments(ii)	—	—	(30)	—	—	—	(57)	—
Other adjustments(v)	—	—	(614)	—	—	—	(1,686)	—
Minesite operating costs	$—	$—	$—	$—	$—	$—	$—	$—

La India mine Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		22,269		16,285		56,423		58,003
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$28,315	$1,271	$20,286	$1,246	$72,056	$1,277	$55,476	$956
Inventory adjustments(ii)	(2,319)	(103)	(721)	(44)	447	8	1,411	25
Other adjustments(v)	139	6	150	9	402	7	523	9
Cash operating costs (co-product basis)	$26,135	$1,174	$19,715	$1,211	$72,905	$1,292	$57,410	$990
By-product metal revenues	(395)	(18)	(240)	(15)	(1,117)	(20)	(1,399)	(24)
Cash operating costs (by-product basis)	$25,740	$1,156	$19,475	$1,196	$71,788	$1,272	$56,011	$966

La India mine Per Tonne	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Tonnes of ore processed (thousands of tonnes)		970		1,045		2,510		3,964
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$28,315	$29	$20,286	$19	$72,056	$29	$55,476	$14
Inventory adjustments(ii)	(2,319)	(2)	(721)	—	447	—	1,411	—
Minesite operating costs	$25,996	$27	$19,565	$19	$72,503	$29	$56,887	$14

Notes:

(i) The information set out in this table reflects the Company's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

(ii) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(iii) This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company's mine sites in response to the COVID-19 pandemic and includes primarily payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These expenses also include payroll costs of employees who could not work following the period of temporary suspension or reduced operations due to the Company's effort to prevent or curtail community transmission of COVID-19. These costs were previously classified as "other adjustments" and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impact of such events on the total cash costs per ounce and minesite cost per tonne.

(iv) On February 8, 2022, the Company completed the Merger and this adjustment reflects the fair value allocated to inventory at the Detour Lake, Macassa, and Fosterville mines as part of the purchase price allocation. On March 31, 2023, the Company completed Yamana Transaction and this adjustment reflects the fair value allocated to inventory at the Canadian Malartic complex as part of the purchase price allocation.

(v) Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, smelting, refining, and marketing charges to production costs.

(vi) The Creston Mascota mine's cost calculations per tonne for the three and nine months ended September 30, 2022 excludes approximately $0.6 and $1.7 million of production costs incurred during the period, respectively, following the ceasing of mining activities at the Bravo pit during the third quarter of 2020.

Reconciliation of Production Costs to Total Cash Costs per Ounce Produced(iv) and All-in Sustaining Costs per Ounce of Gold Produced(iv)

Refer to Note Regarding Certain Measures of Performance in this news release for details on the composition, usefulness and other information regarding the Company’s use of the non-GAAP measure all-in sustaining costs per ounce of gold produced.

The following tables set out a reconciliation of production costs to the Company's use of the non-GAAP measure all-in sustaining costs per ounce of gold produced for the nine months ended September 30, 2023 and September 30, 2022 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

	Three Months Ended September 30,		Nine Months Ended September 30,
(United States dollars per ounce of gold produced, except where noted)	2023	2022	2023	2022
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$759,411	$657,073	$2,155,808	$1,976,444
Gold production (ounces)	850,429	816,794	2,536,445	2,335,569
Production costs per ounce of adjusted gold production	$893	$804	$850	$846
Adjustments:
Inventory adjustments(i)	2	(27)	10	(2)
Purchase price allocation to inventory(ii)	(4)	(4)	(10)	(67)
Realized gains and losses on hedges of production costs	(1)	7	2	—
Other(iii)	34	24	33	24
Total cash costs per ounce of gold produced (co-product basis)(iv)	$924	$804	$885	$801
By-product metal revenues	(26)	(25)	(28)	(32)
Total cash costs per ounce of gold produced (by-product basis)(iv)	$898	$779	$857	$769
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	248	252	234	214
General and administrative expenses (including stock option expense)	45	61	53	71
Non-cash reclamation provision and sustaining leases(v)	19	14	18	13
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,210	$1,106	$1,162	$1,067
By-product metal revenues	26	25	28	32
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,236	$1,131	$1,190	$1,099

Notes:

(i) Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(ii) On February 8, 2022, the Company completed the Merger and this adjustment reflects the fair value allocated to inventory at the Detour Lake, Macassa and Fosterville mines as part of the purchase price allocation. On March 31, 2023, the Company completed the Yamana Transaction and this adjustment reflects the fair value allocated to inventory at the Canadian Malartic complex as part of the purchase price allocation.

(iii) Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, smelting, refining and marketing charges to production costs.

(iv) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Note Regarding Certain Measures of Performance for more information on the Company’s use of total cash cost per ounce of gold produced.

(v) Sustaining leases are lease payments related to sustaining assets.

Reconciliation of Sustaining Capital Expenditures(i) and Development Capital Expenditures(i) to the Consolidated Statements of Cash Flows

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Sustaining capital expenditures(i)(ii)	$211,298	$206,756	$592,843	$506,506
Development capital expenditures(i)(ii)	195,128	221,315	571,364	573,220
Total Capital Expenditures	$406,426	$428,071	$1,164,207	$1,079,726
Working capital adjustments	13,406	7,588	64,180	57,680
Additions to property, plant and mine development per the condensed interim consolidated statements of cash flows	$419,832	$435,659	$1,228,387	$1,137,406

Note:

(i) Sustaining capital expenditures and development capital expenditures are not recognized measures under IFRS and this data may not be comparable to other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company's use of the measures sustaining capital expenditures and development capital expenditures.

(ii) Sustaining capital expenditures and development capital expenditures include capitalized exploration.

Reconciliation of Long-Term Debt to Net Debt

	As at	As at
	September 30, 2023	December 31, 2022
Current portion of long-term debt per the consolidated balance sheets	$100,000	$100,000
Non-current portion of long-term debt	1,842,553	1,242,070
Long-term debt	$1,942,553	$1,342,070
Adjustments:
Cash and cash equivalents	$(355,491)	$(658,625)
Net Debt	$1,587,062	$683,445

Reconciliation of Adjusted Net Income(i) to Net Income

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2023	2022	2023	2022
		Restated(ii)		Restated(ii)
Net income for the period - basic	$178,606	$66,679	$2,322,318	$476,144
Dilutive impact of cash settling LTIP	(1,915)	137	(4,831)	535
Net income for the period - diluted	$176,691	$66,816	$2,317,487	$476,679
Foreign currency translation gain	(6,492)	(15,479)	(2,258)	(27,761)
Realized and unrealized loss on derivative financial instruments	34,010	162,374	1,038	174,463
Transaction costs and severance related to acquisitions	4,591	183	21,503	92,322
Revaluation gain on Yamana Transaction	—	—	(1,543,414)	—
Net loss on disposal of property, plant and equipment	5,491	509	9,092	4,423
Other(iii)	5,152	3,785	3,175	1,624
Purchase price allocation to inventory(iv)	3,656	3,120	26,477	155,956
Income and mining taxes adjustments	(5,070)	1,302	(24,293)	(48,096)
Adjusted net income for the period - basic	$219,944	$222,473	$813,638	$829,075
Adjusted net income for the period - diluted	$218,029	$222,610	$808,807	$829,610

Notes:

(i) Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company's use of adjusted net income.

(ii) Certain previously reported line items have been restated to reflect the final purchase price allocation of the Merger.

(iii) Other adjustments include environmental remediation, integration costs and payments that relate to prior years that management considers are not reflective of the Company's underlying performance in the period.

(iv) As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. These non-cash fair value adjustments which increased the cost of inventory sold during the period and are not representative of ongoing operations, were normalized from net income.

EBITDA and Adjusted EBITDA

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2023	2022(i)	2023	2022(i)
Net income for the period	$178,606	$66,679	$2,322,318	$476,144
Finance costs	35,704	19,278	94,989	62,892
Amortization of property, plant and mine development	414,994	283,486	1,100,215	809,021
Income and mining tax expense	92,706	149,310	360,833	376,367
EBITDA	722,010	518,753	3,878,355	1,724,424
Foreign currency translation gain	(6,492)	(15,479)	(2,258)	(27,761)
Realized and unrealized loss on derivative financial instruments	34,010	162,374	1,038	174,463
Transaction costs and severance related to acquisitions	4,591	183	21,503	92,322
Revaluation gain on Yamana Transaction	—	—	(1,543,414)	—
Net loss on disposal of property, plant and equipment	5,491	509	9,092	4,423
Other(ii)	5,152	3,785	3,175	1,624
Purchase price allocation to inventory	3,656	3,120	26,477	155,956
Income and mining taxes adjustments(iii)	(5,070)	1,302	(24,293)	(48,906)
Adjusted EBITDA	$763,348	$674,547	$2,369,675	$2,076,545

Free Cash Flow and Free Cash Flow Before Changes in Non-Cash Components of Working Capital

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2023	2022(i)	2023	2022(i)
Cash provided by operating activities	$502,088	$575,438	$1,873,701	$1,716,136
Additions to property, plant and mine development	(419,832)	(435,659)	(1,228,387)	(1,137,406)
Free Cash Flow	82,256	139,779	645,314	578,730
Changes in trade receivables	$(2,572)	$24,295	$(8,037)	$(14,540)
Changes in income taxes	7,425	(47,834)	(81,980)	(4,503)
Changes in inventory	118,251	159,300	144,998	(8,742)
Changes in other current assets	6,099	(73,459)	94,984	44,406
Changes in accounts payable and accrued liabilities	49,432	(72,905)	(51,427)	(97,950)
Changes in interest payable	(12,067)	(6,471)	(1,760)	(4,476)
Free Cash Flow Before Changes in Non-Cash Components of Working Capital	$248,824	$122,705	$742,092	$492,925
Additions to property, plant and mine development	419,832	435,659	1,228,387	1,137,406
Cash provided by operating activities before working capital adjustments	$668,656	$558,364	$1,970,479	$1,630,331

Notes:

(i) The Company finalized the purchase price allocation of the Merger during the year ended December 31, 2022 and adjustments were made retrospectively to the acquisition date of February 8, 2022 and the comparative amounts above have been adjusted accordingly. For more information please see Note 5 in the Company's condensed interim consolidated financial statements.

(ii) Other adjustments include environmental remediation, integration costs and payments that relate to prior years that management considers are not reflective of the Company's underlying performance in the period.

(iii) As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. These non-cash fair value adjustments which increased the cost of inventory sold during the period and are not representative of ongoing operations, were normalized from net income.